                                                      RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-14617

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1996

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 5, 1996)

                                  $400,000,000

                          EL PASO NATURAL GAS COMPANY

                       $200,000,000   % NOTES DUE 2003
                     $200,000,000   % DEBENTURES DUE 2026

  The   % Notes Due 2003 (the "Notes") and the   % Debentures Due 2026 (the
"Debentures" and, collectively with the Notes, the "Offered Securities") are being issued by El Paso Natural Gas Company, a Delaware corporation. Interest
on the Offered Securities will be payable semi-annually on       and         of
each year, commencing      , 1997. The Notes will mature on        , 2003, and
the Debentures will mature on        , 2026. The Offered Securities are not
redeemable prior to maturity and do not provide for any sinking fund. The Offered Securities will constitute unsubordinated and unsecured obligations of the Company, ranking pari passu in right of payment with all other unsubordinated and unsecured obligations of the Company. See "Description of Offered Securities".

  The Notes and the Debentures will each be represented by a Global Security registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as securities depositary. Beneficial interests in such Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Offered Securities in definitive form will not be issued. See "Description of Offered Securities--Book-Entry System".

  SEE "RISK FACTORS" BEGINNING ON PAGE S-9 FOR CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE OFFERED SECURITIES.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
   PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                             PRICE TO  UNDERWRITING  PROCEEDS TO
                                            PUBLIC (1) DISCOUNT (2) COMPANY (1)(3)
----------------------------------------------------------------------------------
Per Note...................................      %           %             %
Total......................................   $           $             $
Per Debenture..............................      %           %             %
Total......................................   $           $             $

--------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from    , 1996.
(2) The Company has agreed to indemnify the Underwriters against or make contributions relating to certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deduction of estimated expenses of $900,000 in the aggregate payable by the Company.

  The Offered Securities are offered severally by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is
expected that delivery of the Offered Securities will be made on or about    ,
1996 in New York, New York against payment therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
           CHASE SECURITIES INC.
                       GOLDMAN, SACHS & CO.
                                       MORGAN STANLEY & CO.
                                         INCORPORATED

              THE DATE OF THE PROSPECTUS SUPPLEMENT IS    , 1996.

                    EL PASO/TENNECO ENERGY U.S. OPERATIONS

                            [U.S. MAP APPEARS HERE]

                              El Paso            Tenneco
                              -------            -------

Cornerstone                     100%

Altamont Gas Transmission
 (proposed)                                      53 1/3%

Midwestern Gas Transmission                        100%

East Tennessee Natural Gas                         100%

Tennessee Gas Pipeline                             100%

D-T Line                                            40%

A/S Pipeline                                        50%

Oasis Pipeline                                      30%

EPNG Pipeline System            100%

Mojave Pipeline                 100%

TransColorado                    33 1/3%

Overthrust Pipeline                                 18%


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

  Capitalized terms used in this Prospectus Supplement but not defined herein have the meanings assigned to them in the accompanying Prospectus if defined therein; otherwise such capitalized terms shall have the meanings assigned to them in the Company's Joint Proxy Statement-Prospectus, dated November 4, 1996 (the "Joint Proxy Statement-Prospectus"), filed as an exhibit to the Company's Current Report on Form 8-K/A, dated November 5, 1996 (the "November Current Report") incorporated by reference in the accompanying Prospectus. References herein to the "Company", "EPG" and "El Paso" refer to El Paso Natural Gas Company.

                                  THE COMPANY

  The Company is a Delaware corporation which was incorporated in 1928. In recognition of changes in the natural gas industry and the manner in which EPG manages its businesses, and in order to facilitate a more detailed understanding of the various activities in which it engages, EPG began doing business under the name El Paso Energy Corporation (effective April 22, 1996) and has segregated its business activities into three business segments: (i) natural gas transmission, (ii) field and merchant services, and (iii) corporate and other.

  The natural gas transmission segment includes one of the nation's largest mainline natural gas transmission systems, connecting natural gas supply regions in New Mexico, Texas, Oklahoma, and Colorado to markets in California, Nevada, Arizona, New Mexico, Texas, and northern Mexico. The transmission system consists of approximately 10,000 miles of pipeline and is connected to one of the most prolific supply basins in the nation, the San Juan Basin of northern New Mexico and southern Colorado.

  The field and merchant services segment provides field services, including gathering, products extraction, dehydration, purification and compression. In addition, the field and merchant services segment purchases, markets and trades natural gas, natural gas liquids, power and other energy commodities, and provides risk management activities associated with these commodities. This segment has approximately 7,900 miles of gathering lines and 64,000 horsepower of compression located in the San Juan, Anadarko and Permian Basins, and in East Texas and Louisiana.

  The corporate and other segment includes El Paso Energy International, through which EPG conducts its international activities, and other corporate activities.

  EPG's principal executive offices are located at One Paul Kayser Center, 100 North Stanton Street, El Paso, Texas 79901, and its telephone number at that address is (915) 541-2600. Upon consummation of the Merger (as defined below), if it occurs, EPG's principal executive offices will be located at 1010 Milam Street, Houston, Texas, and its telephone number at that address will be (713) 757-2131.

                              RECENT DEVELOPMENTS

OVERVIEW OF THE PROPOSED MERGER WITH TENNECO

  On June 19, 1996, EPG, El Paso Merger Company, an indirect wholly owned subsidiary of EPG ("El Paso Subsidiary"), and Tenneco Inc. ("Tenneco") entered into a definitive merger agreement (as amended and supplemented from time to time, the "Merger Agreement"), pursuant to which El Paso Subsidiary will be merged with and into Tenneco (the "Merger"). Prior to the Merger, Tenneco and its subsidiaries will undertake various intercompany transfers and distributions designed to restructure, divide and separate their existing businesses, assets and liabilities so that all the assets, liabilities and operations related to their automotive parts, packaging and administrative services businesses (collectively, the "Industrial Business") and their shipbuilding business (the "Shipbuilding Business") will be spun-off to Tenneco's common stockholders (the "Distributions"). The remaining existing and discontinued operations of Tenneco, consisting primarily of those operations related to the transmission and marketing of natural gas (the "Energy Business" or "Tenneco Energy"), will continue to be owned by Tenneco.

  The Merger is conditioned upon, among other things, the receipt of tax rulings stating that the Distributions and the Merger are tax-free (which condition has been satisfied), completion of a debt realignment plan by Tenneco, certain government approvals and approval of Tenneco's stockholders.

  Consideration to be paid by El Paso in the Merger will consist of:

    . the retention of approximately $2.65 billion of debt less approximately $275 million of new preferred stock obligations of Tenneco following the Merger, subject to certain adjustments;

    . the issuance of EPG equity securities valued at approximately $895.9 million, based on a closing price per share on the New York Stock Exchange Inc. (the "NYSE") of $47.50 for El Paso's Common Stock, par value $3.00 per share (the "Common Stock"), on November 4, 1996, to Tenneco's existing common and preferred stockholders, subject to the formulas set forth in the Merger Agreement; and

    . the retention of approximately $600 million of estimated assumed liabilities related to certain discontinued businesses of Tenneco.

  The proposed issuance by EPG (the "Stock Issuance") of up to 23,894,862 shares of Common Stock (or such greater number of shares of Common Stock as may be required under the Merger Agreement under certain circumstances if the closing price per share of Common Stock on the NYSE on the day prior to the vote at the Tenneco Special Meeting (defined below) is less than $31.3875) to Tenneco stockholders in connection with the transactions contemplated by the Merger Agreement is being submitted for approval of EPG's stockholders at a special meeting presently scheduled to be held on December 9, 1996 (the "El Paso Special Meeting"). If the Stock Issuance is not approved, the Merger is still expected to be consummated, but EPG will issue to Tenneco stockholders 7,000,000 shares of Common Stock, with the balance of the equity consideration to consist of depositary shares (the "Depositary Shares"), each representing a one twenty-fifth fractional interest in a whole share of a new series of EPG voting preferred stock (the "El Paso Preferred Stock"). Tenneco's stockholders are being asked to vote on a significant reorganization of Tenneco, of which the Merger and the Distributions are parts, at a special meeting (the "Tenneco Special Meeting") to be held on December 10, 1996.

  There can be no assurance that the Stock Issuance will be approved. Furthermore, although EPG believes that all the conditions to the Merger will be satisfied, there can be no assurance that such conditions will be satisfied and that the Merger will be consummated.

DESCRIPTION OF THE TRANSACTION

  The Distributions, Merger and amendment to the Certificate of Incorporation of Tenneco (the "Charter Amendment") are separate parts of the proposed reorganization of Tenneco (the "Transaction"), none of which will be consummated unless the Transaction as a whole is approved at the Tenneco Special Meeting (although Tenneco may elect subsequently to proceed with one or more of the transactions included in the Transaction which do not require stockholder approval if the Transaction is not approved). The following sets forth the principal transactions which constitute parts of, and will be undertaken to consummate, the Transaction.

  NPS Issuance. Tenneco will issue (the "NPS Issuance") in a registered public offering shares of one or more new series of its junior preferred stock (the "Tenneco Junior Preferred Stock") in an amount calculated, to the extent possible, to have an aggregate value equal to approximately 25% of the total value of all shares of Tenneco capital stock outstanding as of the effective time of the Merger (the "Merger Effective Time"). Holders of Tenneco Junior Preferred Stock will have the right to elect one-sixth of the Board of Directors of Tenneco. The proceeds (the "NPS Issuance Proceeds") to Tenneco from the sale of the Tenneco Junior Preferred Stock in the NPS Issuance (which are estimated to be $275 million) will, net of underwriting commissions and other expenses, be used to repay certain existing indebtedness of Tenneco and certain of its subsidiaries incurred in connection with the Debt Realignment (as defined).

  Debt Realignment. The indebtedness for money borrowed of Tenneco and certain of its consolidated subsidiaries (the "Tenneco Energy Consolidated Debt") will be restructured through a series of tender offers, exchange offers, payments, redemptions, prepayments and defeasances involving Tenneco, New Tenneco Inc., a Delaware corporation and newly formed, wholly owned subsidiary of Tenneco ("New Tenneco") and Newport News Shipbuilding Inc., a Delaware corporation and wholly owned subsidiary of Tenneco ("Newport News") (the "Debt Realignment"). The Debt Realignment is intended to reduce the total amount of the Tenneco Energy Consolidated Debt to an amount that, when added to the total amount of certain other liabilities and obligations of Tenneco Energy outstanding as of the Merger Effective Time (as so added, the "Actual Energy Debt Amount," described more fully in the Joint Proxy Statement-Prospectus), equals $2.65 billion, less the NPS Issuance Proceeds and subject to certain other adjustments described herein (the "Base Debt Amount"). If the Actual Energy Debt Amount varies from the Base Debt Amount, the amount of such variance will be accounted for in a post-Transaction cash payment (the "Debt Cash Adjustment") (i) from New Tenneco to Tenneco, in the event the Actual Energy Debt Amount exceeds the Base Debt Amount, or (ii) from Tenneco to New Tenneco, in the event the Actual Energy Debt Amount is less than the Base Debt Amount.

  Corporate Restructuring Transactions. Pursuant to the Distribution Agreement, dated as of November 1, 1996, among Tenneco, New Tenneco and Newport News (the "Distribution Agreement"), Tenneco and its subsidiaries will undertake various intercompany transfers and distributions (collectively, the "Corporate Restructuring Transactions") designed to restructure, divide and separate their existing businesses and assets so that, upon consummation of the Distributions, the assets, liabilities and operations of (i) the Industrial Business will be directly and indirectly owned and operated by New Tenneco, and (ii) the Shipbuilding Business will be directly and indirectly owned and operated by Newport News.

  Cash Realignment. The total amount of cash and cash equivalents of Tenneco and its consolidated subsidiaries (which, as of June 30, 1996, totalled approximately $229 million) as of the Merger Effective Time will be allocated $25 million to Tenneco (subject to certain adjustments), $5 million to Newport News and the balance to New Tenneco (the "Cash Realignment").

  The Charter Amendment. Prior to the Merger, Tenneco will file the Charter Amendment to eliminate the rights, powers and preferences of its junior preferred stock (certain of which may be preserved in the certificates of designation for the Tenneco Junior Preferred Stock to be issued in the NPS Issuance) contained in Tenneco's Certificate of Incorporation, as amended.

  The Distributions. On the effective date of the Distributions (the "Distribution Date"), Tenneco will distribute to all holders of common stock, par value $5.00 per share, of Tenneco (the "Tenneco Common Stock") of record as of the close of business on a record date to be specified by the Tenneco Board of Directors (which Tenneco presently estimates will be on or about the Distribution Date) (i) one share of New Tenneco common stock, $.01 par value, for every share of Tenneco Common Stock held, and (ii) one share of Newport News common stock, $.01 par value, for every five shares of Tenneco Common Stock held. Cash will be paid in lieu of fractional shares.

  The Merger. El Paso Subsidiary will be merged with and into Tenneco, which will then consist solely of the Energy Business. The consideration to be paid by EPG in the Merger consists of (i) the retention by Tenneco of any outstanding Tenneco Energy Consolidated Debt as of the Merger Effective Time (subject to the Debt Cash Adjustment) and Tenneco's obligations to the holders of the Tenneco Junior Preferred Stock issued in the NPS Issuance, (ii) the retention by Tenneco after the Merger of liabilities related to certain discontinued businesses of Tenneco estimated by EPG to be approximately $600 million, and (iii) the issuance of EPG equity securities to the holders of Tenneco common and preferred stock, subject to the effect of a collar on the price of the stock. Tenneco will survive the Merger, with 100% of its common equity and approximately 75% of its combined equity value at that time held indirectly by EPG (and the remainder held by the holders of the Tenneco Junior Preferred Stock issued pursuant to the NPS Issuance).

  For further information regarding the Merger, the Transaction, and the various transactions to be undertaken in connection therewith, see the Joint Proxy Statement-Prospectus filed as an exhibit to the November Current Report which is incorporated by reference in the accompanying Prospectus.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

  THE COMPANY

  On October 11, 1996, EPG reported net income of $14 million for the nine months ended September 30, 1996.

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            -------------------
                                                              1996       1995
                                                              ----       ----
      (IN MILLIONS EXCEPT PER SHARE DATA)                      (UNAUDITED)
      Revenues............................................. $   1,938  $    629
      Operating costs and expenses.........................     1,745       468
      Employee separation and asset impairment charge......        99       --
                                                            ---------  --------
      Operating income.....................................        94       161
      Other (income) expense, net..........................        (1)       (5)
      Interest expense.....................................        73        64
                                                            ---------  --------
      Income before income taxes...........................        22       102
      Provision for income taxes...........................         8        40
                                                            ---------  --------
      Net income........................................... $      14  $     62
                                                            =========  ========
      Earnings per common share............................ $     .40  $   1.81
                                                            =========  ========

  Revenues for the nine months ended September 30, 1996 were $1.3 billion higher than for the same period of 1995. This increase was due primarily to the acquisition of Eastex Energy Inc., Premier Gas Company, and Cornerstone Natural Gas Inc.

  Operating costs and expenses for the nine months ended September 30, 1996 were $1.2 billion higher than for the same period of 1995. This increase was due primarily to the acquisition of Eastex Energy Inc., Premier Gas Company, and Cornerstone Natural Gas Inc. EPG also took a special charge related to employee separation and asset impairments in the first quarter of 1996. Earnings per share of Common Stock excluding the special charge would have been $2.12.

  Other income for the nine months ended September 30, 1996 was $4 million lower than for the same period of 1995 due primarily to a loss on donations and lower income related to the recovery of certain regulatory assets, partially offset by a gain on the disposition of property.

  Interest expense for the nine months ended September 30, 1996 was $9 million higher than for the same period of 1995 due primarily to increased short-term borrowing levels and accruals for a provision for revenues collected subject to refund.

  TENNECO ENERGY

  Earnings for Tenneco Energy, which includes certain of Tenneco's corporate operations, for the nine months ended September 30, 1996 and 1995 are summarized below.

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1996      1995
                                                               ----      ----
                                                                (UNAUDITED)
      (IN MILLIONS)
      Revenues..............................................   $1,997    $1,368
                                                             ========  ========
      Income before interest expense and income taxes....... $    264  $    182
      Interest expense......................................      101        86
      Income tax expense....................................       36        44
                                                             --------  --------
      Income before extraordinary loss......................      127        52
      Extraordinary loss, net of income tax.................       (1)      --
                                                             --------  --------
      Net income............................................ $    126  $     52
                                                             ========  ========

  The revenue increase for the Energy Business in 1996 compared to 1995 resulted primarily from higher gas prices as well as benefits from a new rate case implemented on July 1, 1995. Volumes also increased in both of Tenneco Energy's regulated and non-regulated operations.

  Operating income from regulated operations increased $43 million to $251 million due to benefits derived from the new rate case, increased volume activity and a reduction in controllable costs. Year ago results also included $24 million in operating income from Kern River Gas Transmission Company which was sold in late 1995. Non-regulated operations contributed $31 million in 1996, up $10 million from 1995. The increase is primarily due to higher income of $10 million from the acquisition of Australian assets and higher earnings of $14 million from oil and gas production. Also, results in 1995 included a $25 million reserve related to the liquidation of surplus real estate holdings.

  OTHER MATTERS

  On July 24, 1996, EPG was served with a complaint in the matter of Jack J. Grynberg v. Alaska Pipeline Co., et al., filed in the U.S. District Court for the District of Columbia. The plaintiff brought this action under the False Claims Act against several interstate pipelines and others alleging that the defendants mismeasured natural gas produced from federal and Indian lands, which deprived the United States of royalties otherwise due it. The plaintiff seeks, among other things, to recover, on behalf of the United States, unspecified treble damages, his finder's fee and attorneys' fees. All defendants have been granted an extension until November 1996 to respond to the complaint. It is believed that there are valid jurisdictional, procedural and substantive defenses to the plaintiff's complaint. However, even if the plaintiff is ultimately entitled to pursue his claims, EPG believes that its measurement practices are consistent with industry practice and all applicable standards, regulations, contracts and tariffs and that EPG should not be liable in any event. Accordingly, based on information available at this time, EPG does not believe that the ultimate resolution of this matter will have a material adverse effect on the Company's financial condition.

                                  THE OFFERING

Offered Securities..........  $200,000,000 aggregate principal amount of   %
                              Notes Due 2003 and $200,000,000 aggregate
                              principal amount of   % Debentures Due 2026.

Maturity dates..............       , 2003 with respect to the Notes and     ,
                              2026 with respect to the Debentures.

Interest payment dates......        and       of each year, commencing      ,
                              1997.

Optional redemption.........  None.

Sinking fund................  None.

Ranking.....................  The Offered Securities will constitute unsubordinated and unsecured obligations of the Company, ranking pari passu in right of payment with all other unsubordinated and unsecured indebtedness of EPG.

Covenants...................  The indenture governing the Offered Securities will contain certain covenants, including, but not limited to, covenants limiting (i) the creation of liens securing indebtedness, and (ii) sale and leaseback transactions.

Use of proceeds.............  Repayment of short-term indebtedness and for general corporate purposes.

                                 RISK FACTORS

  In addition to the other information included in this Prospectus Supplement and the accompanying Prospectus, the following risk factors should be considered by prospective purchasers of the Offered Securities.

RISKS RELATED TO THE TRANSACTION

 Risk of Non-Consummation of the Transaction

  The Distributions, the Merger and the Charter Amendment will not be consummated unless the Transaction is approved by the stockholders of Tenneco at the Tenneco Special Meeting. If the Transaction is not approved by Tenneco's stockholders, El Paso will not be able to consummate the Merger. In addition, the Distributions and the Merger are subject to certain other conditions. There can be no assurance that the Transaction will be approved by Tenneco's stockholders, that such conditions will be satisfied or waived, or that the Merger will occur.

 Increased Fixed Charges if Stock Issuance is Not Approved

  The Stock Issuance is being submitted to EPG's stockholders at the El Paso Special Meeting presently scheduled to be held on December 9, 1996. If the Stock Issuance is not approved, the Merger is still expected to be consummated except that EPG will issue to Tenneco stockholders the Depositary Shares representing interests in El Paso Preferred Stock in lieu of certain shares of Common Stock that would have been issued had the Stock Issuance been approved. The issuance of such Depositary Shares would require the Company to incur significant after-tax dividend expenses. The issuance of the Depositary Shares could result in a downgrading of the ratings of the securities of EPG and its subsidiaries, including any senior debt then outstanding, such as the Offered Securities.

OTHER RISKS

  Prospective investors should carefully consider the risk factors appearing on pages 42 through 53, inclusive, of the Joint Proxy Statement-Prospectus, which is included as part of the November Current Report incorporated by reference into the accompanying Prospectus.

SAFE HARBOR DISCLOSURE: FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

  This Prospectus Supplement and the accompanying Prospectus contain or incorporate by reference forward-looking statements. The factors identified under "Risk Factors" are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, EPG (or its subsidiaries).

  Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, EPG cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, EPG (or its subsidiaries), or its management, express an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe", "expect" and "anticipate" and similar expressions identify forward-looking statements.

                                USE OF PROCEEDS

  The net proceeds to EPG from the sale of the Offered Securities (the "Offering") are estimated to be approximately $396 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Of such net proceeds, EPG will use approximately $313 million to repay short-term indebtedness having a weighted average interest rate of approximately 5.6% and having maturities of 30 to 180 days. The balance of such net proceeds from the Offering will be used for general corporate purposes. See "Capitalization".

                                CAPITALIZATION

  The following table sets forth the unaudited historical cash and capitalization of EPG at June 30, 1996 and such capitalization (i) as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom, and (ii) as further adjusted to reflect the Merger and the Refinancing Transactions (as defined below). This table should be read in conjunction with the Consolidated Financial Statements of EPG and related notes thereto incorporated by reference herein and the Unaudited Pro Forma Combined Financial Information included herein.

                                                 AT JUNE 30, 1996
                                   --------------------------------------------
                                                             PRO FORMA EL PASO/
                                                               TENNECO ENERGY
                                    EL PASO      EL PASO          COMBINED
                                   HISTORICAL AS ADJUSTED(a)   AS ADJUSTED(b)
                                   ---------- -------------- ------------------
                                                  (IN MILLIONS)
Cash..............................  $    50      $   133          $   158
                                    =======      =======          =======
Short-term debt:
  Current maturities of long-term
   debt...........................  $   108      $   108          $   108
  Commercial paper and bank debt..      313          --               330
                                    -------      -------          -------
    Total short-term debt.........      421          108              438
                                    -------      -------          -------
Long-term debt:
  Notes offered hereby............      --           200              200
  Debentures offered hereby.......      --           200              200
  9.45% Notes, due September 1999.       47           47               47
  7 3/4% Notes, due January 2002..      215          215              215
  8 5/8% Debentures, due March
   2012...........................       17           17               17
  8 5/8% Debentures, due January
   2022...........................      258          258              258
  Other Debt......................      133          133            1,647(c)
                                    -------      -------          -------
    Total long-term debt..........      670        1,070            2,584
                                    -------      -------          -------
Preferred stock of subsidiary.....      --           --               265(d)
                                    -------      -------          -------
Stockholders' equity:
  Common Stock....................      112          112              184
  Additional paid in capital......      462          462            1,472
  Accumulated earnings............      114          114              114
                                    -------      -------          -------
    Total stockholders' equity....      688          688            1,770
                                    -------      -------          -------
Total capitalization..............  $ 1,779      $ 1,866          $ 5,057
                                    =======      =======          =======

--------
(a) Adjusted to reflect the Offering and the application of $313 million of the estimated net proceeds thereof to reduce short-term debt, with the balance of such net proceeds going to cash.
(b) Adjusted to give effect to the Merger and the Refinancing Transactions. See "Unaudited Pro Forma Financial Information".
(c) Consists primarily of the bank borrowings at Tenneco which will be assumed by EPG upon consummation of the Merger.
(d) The Tenneco Junior Preferred Stock to be issued prior to consummation of the Merger is reflected in "Minority interest" in the Unaudited Pro Forma Combined Balance Sheet. See "Unaudited Pro Forma Financial Information".

                       DESCRIPTION OF OFFERED SECURITIES

  The following description of the particular terms of the Offered Securities supplements, and to the extent inconsistent therewith replaces, the description in the accompanying Prospectus of the general terms and provisions of the Debt Securities (as defined in the accompanying Prospectus), to which description reference is hereby made.

GENERAL

  The Notes will mature on       , 2003 and will be limited to $200 million
aggregate principal amount. The Debentures will mature on       , 2026 and
will be limited to $200 million aggregate principal amount. The Offered Securities will be unsubordinated and unsecured obligations of the Company and will rank pari passu in right of payment with all other unsubordinated and unsecured obligations of the Company. The Notes and the Debentures will each constitute a series of Debt Securities to be issued under the Indenture dated
as of      , 1996 (as amended and supplemented from time to time, the
"Indenture"), between EPG and The Chase Manhattan Bank, as trustee (the "Trustee"), the terms of which are more fully described in the accompanying Prospectus. The statements herein concerning the Offered Securities and the Indenture do not purport to be complete and are qualified in their entirety by reference to the provisions of the Indenture, including the definitions of certain terms used herein without definition.

  The Offered Securities are not redeemable or repayable prior to maturity and do not provide for any sinking fund. The Company may purchase Offered Securities in the open market, by tender or otherwise. Offered Securities so purchased may be held, resold or surrendered to the Trustee for cancellation. If applicable, the Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other securities laws and regulations in connection with any such purchase. The Offered Securities may be defeased in the manner provided in the Indenture.

  Interest on the Notes and Debentures will be payable semi-annually on each
     and      (each, an "Interest Payment Date"), commencing     , 1997.
Interest payable on each Interest Payment Date will include interest accrued
from     , 1996 or from the most recent Interest Payment Date to which interest has been paid or duly provided for. Interest payable on any Interest Payment Date will be payable to the person in whose name a Note or Debenture (or any predecessor Note or Debenture) is registered at the close of business
on the      or     , as the case may be, next preceding such Interest Payment
Date. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

BOOK-ENTRY SYSTEMS

  DTC will act as securities depositary for the Offered Securities. The Offered Securities will be issued in fully registered form in the name of Cede & Co. (DTC's nominee). One or more fully registered certificates will be issued as Global Securities for each of the Notes and Debentures in the aggregate principal amount of the Notes and Debentures, and will be deposited with DTC.

  DTC has advised EPG and the Underwriters that it intends to follow the procedures described below:

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and, together with Direct Participants, "Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    Purchases of Offered Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Offered Securities on DTC's records. The ownership interest of each actual purchaser of Offered Securities ("Beneficial Owner") is in turn to be received on the Participants' records. Beneficial Owners will not receive written confirmation from DTC on their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Offered Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Offered Securities except in the event that use of the book-entry system for the Offered Securities is discontinued.

    To facilitate subsequent transfers, all Offered Securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Offered Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Offered Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither DTC nor Cede & Co. will consent or vote with respect to the Offered Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to EPG as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Offered Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments on the Offered Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, EPG or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of EPG or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursements of such payments to the Beneficial Owners shall be the responsibility of Participants.

  Settlement for the Offered Securities will be made by the Underwriters in immediately available funds and all applicable payments of principal and interest on the Offered Securities issued as Global Securities will be made by EPG in immediately available funds.

  So long as DTC, or its nominee, is the registered owner of the Global Securities, DTC or its nominee, as the case may be, will be considered the sole owner or Holder (as defined in the Indenture) of the Offered Security represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Offered Securities represented by a Global Security registered in their names, will not receive or be entitled to receive physical delivery of Offered Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a Participant, those of the Participants through which such person owns its interest, in order to exercise any rights of a Holder under the Indenture.

  The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Securities.

  DTC may discontinue providing its service as securities depositary with respect to the Offered Securities at any time by giving reasonable notice to EPG or the Trustee. Under such circumstances, if a successor securities depositary is not obtained, Note or Debenture certificates in fully registered form, as the case may be, are required to be printed and delivered.

  EPG may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Note or Debenture certificates in fully registered form, as the case may be, will be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that EPG believes to be reliable (including
DTC), but EPG takes no responsibility for the accuracy thereof.

  Neither EPG, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Offered Securities, or payments to, or the providing of notice for Participants or Beneficial Owners.

  For other terms of the Offered Securities, see "Description of Debt Securities" in the accompanying Prospectus.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement relating to the Offered Securities, the Company has agreed to sell to the several Underwriters named below (the "Underwriters"), and the several Underwriters have agreed to purchase, the principal amounts of the Notes and Debentures set forth opposite their names below:

                                              PRINCIPAL AMOUNT PRINCIPAL AMOUNT
   UNDERWRITER                                    OF NOTES      OF DEBENTURES
   -----------                                ---------------- ----------------
   Donaldson, Lufkin & Jenrette Securities
    Corporation..............................   $                $
   Chase Securities Inc. ....................
   Goldman, Sachs & Co. .....................
   Morgan Stanley & Co. Incorporated.........
                                                ------------     ------------
       Total.................................   $200,000,000     $200,000,000
                                                ============     ============

  The Underwriters have advised the Company that they propose initially to offer the Offered Securities to the public at the public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less a concession not in excess of % of the principal amount of the Notes and % of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a discount not in excess of % of the principal amount of the Offered Securities to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has agreed to indemnify the Underwriters against or make contributions relating to certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  There currently is no public market for the Offered Securities. The Offered Securities will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Offered Securities. From time to time, the Underwriters may make a market in the Offered Securities; however, at this time no determination has been made as to whether the Underwriters will make a market in the Offered Securities. Accordingly, there can be no assurance as to whether an active trading market for the Notes or the Debentures will develop or as to the liquidity of any trading market for the Notes or the Debentures.

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Securities are subject to the approval of certain legal matters by counsel to the Underwriters and to certain other conditions. The Underwriters are committed to take and pay for all of the Offered Securities if any are taken.

  In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with the Company. Donaldson, Lufkin & Jenrette Securities Corporation will be paid certain customary fees in connection with the Merger and Morgan Stanley & Co. Incorporated will also receive certain customary fees upon consummation of the Transaction. From time to time, affiliates of Chase Securities Inc. engage in general financing and banking transactions with the Company and its affiliates for which they are paid customary fees. An affiliate of Chase Securities Inc. is agent for the lenders under the Company's senior credit facility, as well as the Trustee under the Indenture, and receives customary compensation therefor. Reference is made to the Joint Proxy Statement-Prospectus for a description of certain fees that may be paid to certain of the Underwriters in the event the Transaction is consummated.

                                 LEGAL MATTERS

  The validity of the Offered Securities will be passed upon for EPG by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. The validity of the Offered Securities will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF EL PASO AND TENNECO
                                    ENERGY
                    ASSUMING THE STOCK ISSUANCE IS APPROVED

  The following Unaudited Pro Forma Combined Financial Statements of El Paso and Tenneco Energy (the "Pro Forma Financial Statements") illustrate the effect of (i) the Corporate Restructuring Transactions, the Cash and Debt Realignment, the NPS Issuance and the Distributions (which are all part of the Transaction discussed elsewhere herein); (ii) the Merger; and (iii) various transactions with respect to the Energy Business in order to reduce the amount of outstanding Tenneco debt that would otherwise be outstanding after consummation of the Transaction, including (x) the monetization of certain assets of the Energy Business for anticipated net proceeds of approximately $500 million, and (y) a public equity offering by El Paso of approximately $200 million and the use of net proceeds thereof to purchase a series of subordinated preferred stock from Tenneco (the "Refinancing Transactions"). In addition, as market conditions allow, El Paso may refinance Tenneco's remaining post-Transaction debt through the sale of senior debt of Tenneco and /or TGP. The Unaudited Pro Forma Consolidated Balance Sheet has been prepared as if such transactions occurred on June 30, 1996; the Unaudited Pro Forma Consolidated Statements of Income have been prepared as if such transactions occurred as of January 1, 1995.

  The Pro Forma Financial Statements reflect El Paso having acquired 100% of the outstanding Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock. Pursuant to the Merger Agreement, El Paso will acquire an amount of debt equal to $2.65 billion (subject to certain other adjustments) less the NPS Issuance Proceeds, will issue approximately $750 million (subject to the effects of a collar on the average Common Stock market price) of El Paso equity securities to holders of Tenneco Common Stock, $4.50 Preferred Stock and $7.40 Preferred Stock, will assume the $275 million of Tenneco Junior Preferred Stock issued in the NPS Issuance, and will acquire approximately an estimated amount of $600 million in other liabilities of certain discontinued businesses of Tenneco for a total purchase price of approximately $4 billion. El Paso's acquisition of Tenneco will be accounted for under the purchase method. El Paso stockholders will be asked to vote on the Stock Issuance at the El Paso Special Meeting (scheduled to be held December 9, 1996, one day prior to the Tenneco Special Meeting where Tenneco stockholders will be asked to vote on the Transaction). These pro forma financial statements reflect the approval of the Stock Issuance. If the Stock Issuance is not approved, the Merger is still expected to be consummated, but Tenneco stockholders will receive a combination of Common Stock and Depositary Shares evidencing El Paso Preferred Stock (see Unaudited Pro Forma Combined Financial Statements of El Paso and Tenneco Energy Assuming the Stock Issuance is Not Approved included herein).

  A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the Pro Forma Financial Statements are preliminary and have been made solely for purposes of developing the pro forma combined financial information. However, management believes that the pro forma adjustments and the underlying assumptions reasonably present the significant effects of the Merger and the Refinancing Transactions. In addition, El Paso will undertake a study to determine the fair value of Tenneco Energy's assets and liabilities and will revise purchase accounting adjustments upon completion of that study. Upon consummation of the Merger, the actual financial position and results of operations of the combined entity will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information, changes in value and changes in operating results between the dates of the pro forma financial information and the date on which the Merger takes place. The Pro Forma Financial Statements are not necessarily indicative of actual operating results or financial position had the transactions occurred as of the dates indicated above, nor do they purport to indicate operating results or financial position which may be attained in the future.

  The pro forma results of operations reflect (i) higher depreciation expense to give effect to the allocation of excess purchase price and the fair value of net assets acquired to property, plant and equipment, and (ii) higher interest expense reflecting the debt assumed as a component of the purchase price. If the Stock Issuance is not approved, earnings available to common stock would be reduced by the preferred stock dividends of $28 million and $56 million for the six months ended June 30, 1996 and twelve months ended December 31, 1995, respectively.

  The significant adjustments to the pro forma financial position reflect (i) reductions to cash, receivables and payables and increases to debt for the Corporate Restructuring Transactions and the Cash and Debt Realignment, (ii) increases to property, plant and equipment and accrued liabilities and decreases to regulatory assets for the purchase price allocation, and (iii) decreases to property, plant and equipment and debt and increases to equity for asset sales, debt restructuring and equity offerings in connection with the Merger and the Refinancing Transactions. If the Stock Issuance is not approved, total equity consideration will not change; however, preferred stock will increase by $556 million and common stock and additional paid in capital will decrease by an equal amount.

   The Pro Forma Financial Statements should be read in conjunction with the historical financial statements of El Paso and Tenneco Energy, which are incorporated by reference herein or in the accompanying Prospectus, respectively, and the Notes to the Pro Forma Financial Statements included elsewhere herein. The pro forma adjustments do not reflect any potential operating efficiencies or cost savings which El Paso believes are achievable with respect to the combined companies.

  The Pro Forma Financial Statements do not give effect to the issuance of the Offered Securities and the application of the net proceeds from the sale thereof. If the Offered Securities had been reflected in the Pro Forma Financial Statements, earnings available to common stock and earnings per average share of common stock would have been approximately $39 million and $0.67, respectively, for the six months ended June 30, 1996 and approximately $157 million and $2.72, respectively, for the 12 months ended December 31, 1995.

                          EL PASO NATURAL GAS COMPANY

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                    ASSUMING THE STOCK ISSUANCE IS APPROVED

                                 JUNE 30, 1996

                                   (MILLIONS)

                                                TENNECO ENERGY
                                             PRE-MERGER PRO FORMA                     PRO FORMA MERGER
                                     ------------------------------------- ------------------------------------------
                                                RESTRUCTURING,
                                      TENNECO    REALIGNMENT     TENNECO                                  EL PASO/
                           EL PASO     ENERGY      AND NPS       ENERGY      MERGER      REFINANCING   TENNECO ENERGY
                          HISTORICAL HISTORICAL    ISSUANCE    AS ADJUSTED ADJUSTMENTS   TRANSACTIONS     COMBINED
                          ---------- ---------- -------------- ----------- -----------   ------------  --------------
ASSETS
Current assets:
 Cash and temporary
  investments...........    $   50     $  100       $ (36)(d)    $   25      $              $              $   75
                                                      (39)(g)
 Receivables............       367      1,190        (116)(a)       760                                     1,127
                                                     (357)(b)
                                                       48 (c)
                                                       (5)(d)
 Other current assets...        78        138         (23)(c)       118                                       196
                                                        3 (d)
                            ------     ------       -----        ------      ------         -----          ------
   Total current assets...     495      1,428        (525)          903                                     1,398
                            ------     ------       -----        ------      ------         -----          ------
Net property, plant and
 equipment..............     1,989      2,924         (39)(c)     2,885       2,089 (k)      (580)(n)       6,383
Other assets and
 deferred charges.......       280      1,187        (172)(b)     1,014        (590)(j)        80 (n)         784
                                                       (1)(c)
                            ------     ------       -----        ------      ------         -----          ------
   Total assets             $2,764     $5,539       $(737)       $4,802      $1,499         $(500)         $8,565
                            ======     ======       =====        ======      ======         =====          ======
LIABILITIES AND STOCK-
 HOLDERS' EQUITY
Current liabilities:
 Short-term debt........    $  421     $  521       $(521)(f)    $           $              $ 330 (o)      $  751
 Payables...............       426        532        (111)(a)       222          20 (h)                       668
                                                       (2)(b)
                                                     (197)(f)
 Other current
  liabilities...........       173        718         (11)(c)       605         120 (j)                       898
                                                      (20)(b)
                                                      (82)(f)
                            ------     ------       -----        ------      ------         -----          ------
   Total current
    liabilities...........   1,020      1,771        (944)          827         140           330           2,317
Long-term debt..........       670      1,519       1,290 (f)     2,544                      (500)(n)       2,184
                                                     (265)(e)                                (200)(m)
                                                                                             (330)(o)
Other liabilities and
 deferred credits.......        82        652         (17)(b)       594         151 (j)                       827
                                                      (41)(d)
Deferred income taxes...       264        413         (13)(b)       401         479 (l)                     1,144
                                                        1 (c)
                            ------     ------       -----        ------      ------         -----          ------
                             2,036      4,355          11         4,366         770          (700)          6,472
                            ------     ------       -----        ------      ------         -----          ------
Minority interest.......        40         18                        18         265(k)                        323
                            ------     ------       -----        ------      ------         -----          ------
Preferred stock with
 mandatory redemption
 provisions.............                  112                       112        (112)(i)
                            ------     ------       -----        ------      ------         -----          ------
Stockholders' equity:
 Preferred Stock........                              265 (e)       265        (265)(k)
 Common Stock...........       112                                               57 (i)        15 (m)         184
 Additional Paid In
  Capital...............       462                                              825 (i)       185 (m)       1,472
 Accumulated Earnings...       114                                                                            114
 Tenneco Combined
  Equity................                1,054          (5)(a)        41         (41)(k)
                                                     (477)(b)
                                                       (5)(c)
                                                        3 (d)
                                                     (490)(f)
                                                      (39)(g)
                            ------     ------       -----        ------      ------         -----          ------
   Total stockholders'
    equity..............       688      1,054        (748)          306         576           200           1,770
                            ------     ------       -----        ------      ------         -----          ------
   Total liabilities and
    stockholders' equity    $2,764     $5,539       $(737)       $4,802      $1,499         $(500)         $8,565
                            ======     ======       =====        ======      ======         =====          ======

     See accompanying Notes to Unaudited Pro Forma Combined Balance Sheet.

                          EL PASO NATURAL GAS COMPANY

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                    ASSUMING THE STOCK ISSUANCE IS APPROVED

RESTRUCTURING, REALIGNMENT AND NPS ISSUANCE:

(a) To reflect the settlement of intercompany trade accounts receivable and intercompany trade accounts payable with Tenneco Energy affiliates.
(b) To reflect the distribution to New Tenneco of receivables previously sold to Tenneco Credit Corporation, a Tenneco Energy affiliate.
(c) To reflect the transfer from Tenneco Energy to New Tenneco and affiliates of certain assets and liabilities held at the corporate level.
(d) To reflect the transfer to New Tenneco of insurance liabilities and the related portfolio of short-term cash investments and other assets previously held by Eastern Insurance Company Limited.
(e) To reflect the NPS Issuance of $275 million of Tenneco Junior Preferred Stock, with an assumed 8 1/2% dividend yield, for net NPS Issuance Proceeds of $265 million, and the use of the net NPS Issuance Proceeds for the repayment of Tenneco Energy Consolidated Debt.
(f) To reflect the restructuring and realignment of the Tenneco debt pursuant to the Debt Realignment, the Distributions and the applicable provisions of the Merger Agreement, and the assumed payment of accrued interest on the Tenneco Energy Consolidated Debt defeased, redeemed, tendered or exchanged as part of the Debt Realignment. The Pro Forma Financial Statements assume no such reduction in the Base Debt Amount. The amount of "Tenneco Energy as Adjusted" debt immediately prior to the Merger will consist primarily of borrowings under the Tenneco Credit Facility (assuming 100% acceptance of the Debt Tender Offers and Debt Exchange Offers) and is calculated from the provisions of the Merger Agreement as follows (in millions):

   Base Debt Amount per Merger Agreement................................ $2,650
   Less: NPS Issuance Proceeds..........................................   (275)
                                                                         ------
                                                                          2,375
   Plus: Cash settlement payments.......................................    439
   Less: Estimated collections subject to refund........................   (270)
                                                                         ------
   "Tenneco Energy as Adjusted" debt.................................... $2,544
                                                                         ======

  At this time, Tenneco management cannot determine the ultimate amount of securities which will be purchased in the Debt Tender Offers, or the ultimate amount of securities which will be exchanged into New Tenneco Public Debt pursuant to the Debt Exchange Offers, and such amount could vary significantly. However, for purposes of these pro forma adjustments, it is assumed that 100% of the securities subject to the Debt Tender Offers are purchased pursuant to the Debt Tender Offers and 100% of the securities subject to the Debt Exchange Offers are exchanged into New Tenneco Public Debt pursuant to the Debt Exchange Offers.
(g) To reflect distribution from Tenneco Energy of cash in excess of $25 million pursuant to the Cash Realignment provisions of the Merger Agreement. The distribution may be adjusted by the sale of Tenneco Energy receivables by Tenneco prior to the Merger Effective Time.

MERGER ADJUSTMENTS:

(h) To reflect the liability for the estimated legal, investment banking and stock issuance costs of $20 million to be incurred by El Paso in connection with the Merger.
(i) To reflect the issuance of approximately 18.930 million shares of Common Stock valued at $882 million based on an assumed price of $46.60 per share (such assumed price is based on the average of the per share closing prices on the NYSE of Common Stock during the 20 consecutive trading days ended October 28). If the Stock Issuance is not approved by the stockholders of El Paso, the transaction will be consummated by issuing preferred stock, with an assumed 10% dividend yield, and common stock of El Paso. See Unaudited Pro Forma Combined Financial Statements of El Paso and Tenneco Energy Assuming the Stock Issuance is Not Approved included herein. The Equity Consideration will be issued in exchange for the $112 million of $7.40 Preferred Stock and $4.50 Preferred Stock at an assumed redemption amount equal to $137 million with the remainder exchanged for Tenneco Common Stock.

(j) To reflect the preliminary estimated acquisition adjustments under the purchase method of accounting to record assets acquired and liabilities assumed at estimated fair value for (i) reduction of certain other assets, deferred charges and regulatory assets, (ii) revision of benefit plan assumptions relating to the retiree medical plan obligation, other employee benefit costs and environmental costs, and (iii) the accrual of an obligation to New Tenneco which is expected to be paid after completion of the transaction as a result of the utilization of certain tax benefits generated by the Debt Realignment. The following adjustments reflect El Paso management's intended business strategies which may differ from the business strategies employed by Tenneco Energy management prior to the Merger (in millions):

   Other assets and deferred charges...................................... $590
   Other liabilities and deferred credits.................................  151
   Other current liabilities..............................................  120
                                                                           ----
                                                                           $861
                                                                           ====

(k) The following adjustments are made to adjust the historical values of certain assets and liabilities to their estimated fair values as follows (in millions):

   Increase property, plant and equipment............................... $2,089
   Reduce other assets and deferred charges.............................   (590)
   Increase current liabilities.........................................   (140)
   Increase other liabilities and deferred credits......................   (151)
   Increase deferred income taxes.......................................   (479)
   Eliminate Tenneco Energy stockholders' equity:
     Tenneco Energy preferred stock.....................................    112
     Tenneco Energy equity..............................................     41
                                                                         ------
   Issuance of El Paso Common Stock..................................... $  882
                                                                         ======

  The allocation above reflects El Paso's internal evaluation of the excess purchase price and is subject to the completion of an independent appraisal of the fair value of the property. It is not expected that any excess purchase price allocated to property, plant and equipment will be allowed for regulatory purposes or recovered through rates. Should the independent appraisal not support such allocation to property, plant and equipment, the excess of total purchase price over the fair value of the net assets acquired will be reflected as goodwill.

(l) To reflect the increase in deferred income taxes of $479 million which have been provided for temporary differences after the allocation of the pro forma purchase price and acquisition adjustments. The following pro forma adjustments were required for estimated book and tax basis differences resulting from the allocation of the pro forma purchase price, at an assumed tax rate of 39% (in millions):

   Property, plant and equipment......................................... $ 815
   Other assets..........................................................  (230)
   Other liabilities.....................................................  (106)
                                                                          -----
                                                                          $ 479
                                                                          =====

REFINANCING TRANSACTIONS:

(m) To reflect the assumed issuance of $200 million Common Stock to pay down $200 million of long-term debt acquired pursuant to the Merger.
(n) To reflect the assumed monetization of $500 million of assets through sales or project financings, at book value, and to reflect El Paso's remaining $80 million investment in certain Australian projects using the equity method. These proceeds are used to pay down long-term debt acquired pursuant to the Merger.
(o) To reflect the replacement of the remaining balance under the Tenneco Credit Facility with short-term and long-term financing at interest rates of 6% and 8%, respectively.

                          EL PASO NATURAL GAS COMPANY

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

                    ASSUMING THE STOCK ISSUANCE IS APPROVED

                    FOR THE SIX MONTHS ENDED JUNE 30, 1996

                     (MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                  TENNECO ENERGY
                                               PRE-MERGER PRO FORMA                  PRO FORMA MERGER
                                       ------------------------------------- ------------------------------------
                                                  RESTRUCTURING,                                         EL PASO/
                                        TENNECO    REALIGNMENT     TENNECO                               TENNECO
                           EL PASO       ENERGY      AND NPS       ENERGY      MERGER      REFINANCING    ENERGY
                          HISTORICAL   HISTORICAL    ISSUANCE    AS ADJUSTED ADJUSTMENTS   TRANSACTIONS  COMBINED
                          ----------   ---------- -------------- ----------- -----------   ------------  --------
Revenues................    $1,193       $1,370        $           $1,370      $              $ (46)(i)   $2,517
Operating costs and
 expenses...............     1,065        1,279         (38)(a)     1,241          26 (e)       (24)(i)    2,312
                                                                                    4 (f)
Employee separation and
 asset impairment
 charge.................        99 (2)                                                                        99
                            ------       ------        ----        ------      ------         -----       ------
   Operating income.....        29           91          38           129         (30)          (22)         106
Other (income) expense,
 net....................        (1)         (97)         33(a)        (64)                                   (65)
Interest expenses.......        48           63          42(c)        105                       (28)(h)      121
                                                                                                 (3)(j)
                                                                                                 (1)(i)
                            ------       ------        ----        ------      ------         -----       ------
   Income (loss) before
    income taxes and
    minority interest...       (18)         125         (37)           88         (30)           10           50
Provision for income
 taxes (benefit)(1).....        (7)          22         (14)(d)         8         (12)(g)        (5)(i)       (5)
                                                                                                 11 (k)
                            ------       ------        ----        ------      ------         -----       ------
Income (loss) before
 minority interest......       (11)         103         (23)           80         (18)            4           55
Minority interest.......                                 12 (b)        12                                     12
                            ------       ------        ----        ------      ------         -----       ------
Net income (loss).......       (11)         103         (35)           68         (18)            4           43
Preferred stock
 dividends..............
                            ------       ------        ----        ------      ------         -----       ------
Earnings available to
 common stock...........      $(11)        $103        $(35)       $   68      $  (18)        $   4       $   43
                            ======       ======        ====        ======      ======         =====       ======
Earnings (loss) per
 average share of common
 stock(2)...............    $ (.31)                                                                       $  .74
                            ======                                                                        ======
Number of shares used in
 computation of earnings
 per common shares
 (in thousands).........    35,264                                             18,930         4,292       58,486
                            ======                                             ======         =====       ======

--------
(1) The provision for income taxes for Tenneco Energy reflects the realization of unrecognized deferred tax assets; therefore, the overall effective tax rate is significantly lower than the assumed statutory rate of 39%. If the statutory rate had been used, the combined provision for income taxes would have been $20 million and the pro forma combined amounts for earnings available to common stock and earnings per average share of common stock would have been $18 million and $0.31, respectively.
(2) Per share data is calculated using the income applicable to common shares divided by the pro forma shares outstanding. The pro forma weighted average common shares outstanding includes the following assumptions: (i) the issuance of 18.930 million shares of Common Stock to holders of Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock under the terms of the Merger, and (ii) the assumed issuance of 4.292 million shares of Common Stock at $46.60 per share as part of the Refinancing Transactions, the proceeds of which will be used to pay down long-term debt. Earnings per average share of common stock excluding the employee separation and asset impairment special charge ($60 million after tax) would be $1.41 and $1.77 per common share for the El Paso Historical and El Paso/Tenneco Energy Combined presentations, respectively.

   See accompanying Notes to Unaudited Pro Forma Combined Income Statements.

                          EL PASO NATURAL GAS COMPANY

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

                    ASSUMING THE STOCK ISSUANCE IS APPROVED

                     FOR THE YEAR ENDED DECEMBER 31, 1995

                     (MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                TENNECO ENERGY
                                             PRE-MERGER PRO FORMA                  PRO FORMA MERGER
                                     ------------------------------------- ------------------------------------
                                                RESTRUCTURING,                                         EL PASO/
                                      TENNECO    REALIGNMENT     TENNECO                               TENNECO
                           EL PASO     ENERGY      AND NPS       ENERGY      MERGER      REFINANCING    ENERGY
                          HISTORICAL HISTORICAL    ISSUANCE    AS ADJUSTED ADJUSTMENTS   TRANSACTIONS  COMBINED
                          ---------- ---------- -------------- ----------- -----------   ------------  --------
Revenues................    $1,038     $1,921        $           $1,921      $              $ (47)(i)   $2,912
Operating costs and ex-
 penses.................       826      1,843         (93)(a)     1,750          52 (e)       (41)(i)    2,595
                                                                                  8 (f)
                            ------     ------        ----        ------      ------         -----       ------
   Operating income.....       212         78          93           171         (60)           (6)         317
Other (income) expense,
 net....................        (7)      (190)         84 (a)      (106)                                  (113)
Interest expense........        86        122          95 (c)       217                       (56)(h)      238
                                                                                               (6)(j)
                                                                                               (3)(i)
                            ------     ------        ----        ------      ------         -----       ------
   Income before income
    taxes and minority in-
    terest..............       133        146         (86)           60         (60)           59          192
Provision for income
 taxes
 (benefit)(1)...........        48        (11)        (33)(d)       (44)        (23)(g)        22 (k)        2
                                                                                               (1)(i)
                            ------     ------        ----        ------      ------         -----       ------
Income before minority
 interest...............        85        157         (53)          104         (37)           38          190
Minority interest.......                               23 (b)        23                                     23
                            ------     ------        ----        ------      ------         -----       ------
Net income (loss).......        85        157         (76)           81         (37)           38          167
Preferred stock divi-
 dends..................
                            ------     ------        ----        ------      ------         -----       ------
Earnings available to
 common stock...........    $   85     $  157        $(76)         $ 81      $  (37)        $  38       $  167
                            ======     ======        ====        ======      ======         =====       ======
Earnings (loss) per av-
 erage share of common
 stock(2)...............    $ 2.47                                                                      $ 2.89
                            ======                                                                      ======
Number of shares used in
 computation of earnings
 per common share
 (in thousands).........    34,495                                           18,930         4,292       57,717
                            ======                                           ======         =====       ======

--------
(1) The provision for income taxes for Tenneco Energy reflects the realization of unrecognized deferred tax assets; therefore, the overall effective tax rate is significantly lower than the assumed statutory rate of 39%. If this statutory rate had been used, the combined provision for income taxes would have been $75 million and the pro forma combined amounts for earnings available to common stock and earnings per average share of common stock would have been $94 million and $1.63, respectively.
(2) Per share data is calculated using the income applicable to common shares divided by the pro forma shares outstanding. The pro forma weighted average common shares outstanding includes the following assumptions: (i) the issuance of 18.930 million shares of Common Stock to holders of Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock under the terms of the Merger, and (ii) the assumed issuance of 4.292 million shares of Common Stock at $46.60 per share as part of the Refinancing Transactions, the proceeds of which will be used to pay down long-term debt.

   See accompanying Notes to Unaudited Pro Forma Combined Income Statements.

                          EL PASO NATURAL GAS COMPANY

            NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

                    ASSUMING THE STOCK ISSUANCE IS APPROVED

RESTRUCTURING, REALIGNMENT AND NPS ISSUANCE:

(a) To reflect the earnings impact of the distribution to New Tenneco of receivables previously sold to Tenneco Credit Corporation, a Tenneco Energy affiliate, and the related income tax expense effect at an estimated 39%.

(b) To reflect preferred stock dividends in the Combined Pro Forma Income Statement on the Tenneco Junior Preferred Stock issued in the NPS Issuance at an assumed dividend yield of 8 1/2%.

(c) To reflect interest expense on additional debt issued under the Tenneco Credit Facility. For purposes of the pro forma calculations, an assumed interest rate of 8% has been used.

(d) To reflect the income tax expense effects of pro forma adjustments at an estimated rate of 39%.

MERGER ADJUSTMENTS:

(e) To reflect depreciation expense related to the increase in fair value of property, plant and equipment, depreciated over a 40-year period which approximates the FERC approved depreciation rate for the regulated property, plant and equipment of Tenneco Energy prospectively.


(f) To reflect the assumed pro forma postretirement cost for Tenneco Energy employees.

(g) To reflect the income tax expense effects of pro forma adjustments at an estimated rate of 39%.

REFINANCING TRANSACTIONS:

(h) To reflect an interest expense reduction relating to debt repaid from proceeds from the $200 million equity offering and proceeds from the monetization of $500 million of asset sales and project financings at book value.

(i) To remove the historical operating results of Tenneco Energy's exploration and production business which is assumed to be disposed at book value.

(j) To reflect the interest expense reduction relating to the replacement of the remaining balance under the Tenneco Credit Facility with short-term and long-term financing at interest rates of 6% and 8%, respectively. A 1/8% change in interest rates would have the impact of increasing total pro forma interest expense by approximately $1 million and $2 million for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

(k) To reflect the income tax expense effects of pro forma adjustments at an estimated rate of 39%.

   UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF EL PASO AND TENNECO
                                    ENERGY
                  ASSUMING THE STOCK ISSUANCE IS NOT APPROVED

  The following Pro Forma Financial Statements illustrate the effect of (i) the Corporate Restructuring Transactions, the Cash and Debt Realignment, the NPS Issuance and the Distributions (which are all part of the Transaction discussed elsewhere herein); (ii) the Merger; and (iii) the Refinancing Transactions. The Unaudited Pro Forma Consolidated Balance Sheet has been prepared as if such transactions occurred on June 30, 1996; the Unaudited Pro Forma Consolidated Statements of Income have been prepared as if such transactions occurred as of January 1, 1995.

  The Pro Forma Financial Statements reflect El Paso having acquired 100% of the outstanding Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock. Pursuant to the Merger Agreement, El Paso will acquire an amount of debt equal to $2.65 billion (subject to certain other adjustments) less the NPS Issuance Proceeds, will issue approximately $750 million (subject to the effects of a collar on the average Common Stock market price) of El Paso equity securities to holders of Tenneco Common Stock, $4.50 Preferred Stock and $7.40 Preferred Stock, will assume the $275 million of Tenneco Junior Preferred Stock issued in the NPS Issuance, and will acquire approximately an estimated amount of $600 million in other liabilities of certain discontinued businesses of Tenneco for a total purchase price of approximately $4 billion. El Paso's acquisition of Tenneco will be accounted for under the purchase method. El Paso stockholders will be asked to vote on the Stock Issuance at the El Paso Special Meeting (scheduled to be held December 9, 1996, one day prior to the Tenneco Special Meeting where Tenneco stockholders will be asked to vote on the Transaction). These Pro Forma Financial Statements assume the Stock Issuance is not approved and accordingly, reflect Equity Consideration of 7 million shares of Common Stock plus shares of a new series of El Paso Preferred Stock in accordance with the Merger Agreement. The preferred stock, which has a twenty year maturity, may be exchanged for Common Stock at El Paso's option as described elsewhere herein. If the Stock Issuance is approved, Equity Consideration will consist entirely of Common Stock (see Unaudited Pro Forma Combined Financial Statements of El Paso and Tenneco Energy Assuming the Stock Issuance is Approved included herein).

  A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the Pro Forma Financial Statements are preliminary and have been made solely for purposes of developing the pro forma combined financial information. However, management believes that the pro forma adjustments and the underlying assumptions reasonably present the significant effects of the Merger and the Refinancing Transactions. In addition, El Paso will undertake a study to determine the fair value of Tenneco Energy's assets and liabilities and will revise purchase accounting adjustments upon completion of that study. Upon consummation of the Merger, the actual financial position and results of operations of the combined entity will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information, changes in value and changes in operating results between the dates of the pro forma financial information and the date on which the Merger takes place. The Pro Forma Financial Statements are not necessarily indicative of actual operating results or financial position had the transactions occurred as of the dates indicated above, nor do they purport to indicate operating results or financial position which may be attained in the future.

  The pro forma results of operations reflect (i) higher depreciation expense to give effect to the allocation of excess purchase price over the fair value of net assets acquired to property, plant and equipment (ii) higher interest expense reflecting the debt assumed in a component of the purchase price, and
(iii) higher preferred stock dividends reflecting the issuance of preferred stock. If the Stock Issuance is approved, preferred stock dividends would not be required and earnings available to common stock would be increased by $28 million and $56 million for the six months ended June 30, 1996 and twelve months ended December 31, 1995, respectively.

  The significant adjustments to the pro forma financial position reflect (i) reductions to cash, receivables and payables and increases to debt for the Corporate Restructuring Transactions and the Cash and Debt Realignment, (ii) increases to property, plant and equipment and accrued liabilities and decreases to regulatory assets for the purchase price allocation, and (iii) decreases to property, plant and equipment and debt and increases to equity for asset sales, debt restructuring and equity offerings in connection with the Merger and the Refinancing Transactions. If the Stock Issuance is approved, total equity consideration will not change; however, preferred stock will decrease by $556 million and common stock and additional paid in capital will increase by an equal amount.

   The Pro Forma Financial Statements should be read in conjunction with the historical financial statements of El Paso and Tenneco Energy, which are incorporated by reference herein or in the accompanying Prospectus, respectively, and the Notes to the Pro Forma Financial Statements included elsewhere herein. The pro forma adjustments do not reflect any potential operating efficiencies or cost savings which El Paso believes are achievable with respect to the combined companies.

  The Pro Forma Financial Statements do not give effect to the issuance of the Offered Securities and the application of the net proceeds from the sale thereof. If the Offered Securities had been reflected in the Pro Forma Financial Statements, earnings available to common stock and earnings per average share of common stock would have been approximately $11 million and $0.24, respectively, for the six months ended June 30, 1996 and approximately $101 million and $2.21, respectively, for the 12 months ended December 31, 1995.

                          EL PASO NATURAL GAS COMPANY

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                  ASSUMING THE STOCK ISSUANCE IS NOT APPROVED

                                 JUNE 30, 1996

                                   (MILLIONS)

                                                TENNECO ENERGY
                                             PRE-MERGER PRO FORMA                     PRO FORMA MERGER
                                     ------------------------------------- ------------------------------------------
                                                RESTRUCTURING,
                                      TENNECO    REALIGNMENT     TENNECO                                  EL PASO/
                           EL PASO     ENERGY      AND NPS       ENERGY      MERGER      REFINANCING   TENNECO ENERGY
                          HISTORICAL HISTORICAL    ISSUANCE    AS ADJUSTED ADJUSTMENTS   TRANSACTIONS     COMBINED
                          ---------- ---------- -------------- ----------- -----------   ------------  --------------
ASSETS
Current assets:
 Cash and temporary
  investments...........    $   50     $  100       $ (36)(d)    $   25      $              $              $   75
                                                      (39)(g)
 Receivables............       367      1,190        (116)(a)       760                                     1,127
                                                     (357)(b)
                                                       48 (c)
                                                       (5)(d)
 Other current assets...        78        138         (23)(c)       118                                       196
                                                        3 (d)
                            ------     ------       -----        ------      ------         -----          ------
   Total current assets...     495      1,428        (525)          903                                     1,398
                            ------     ------       -----        ------      ------         -----          ------
Net property, plant and
 equipment..............     1,989      2,924         (39)(c)     2,885       2,089 (k)      (580)(n)       6,383
Other assets and
 deferred charges.......       280      1,187        (172)(b)     1,014        (590)(j)        80 (n)         784
                                                       (1)(c)
                            ------     ------       -----        ------      ------         -----          ------
   Total assets             $2,764     $5,539       $(737)       $4,802      $1,499         $(500)         $8,565
                            ======     ======       =====        ======      ======         =====          ======
LIABILITIES AND STOCK-
 HOLDERS' EQUITY
Current liabilities:
 Short-term debt........    $  421     $  521       $(521)(f)    $           $              $ 330 (o)      $  751
 Payables...............       426        532        (111)(a)       222          20 (h)                       668
                                                       (2)(b)
                                                     (197)(f)
 Other current
  liabilities...........       173        718         (11)(c)       605         120 (j)                       898
                                                      (20)(b)
                                                      (82)(f)
                            ------     ------       -----        ------      ------         -----          ------
   Total current
     liabilities.........    1,020      1,771        (944)          827         140           330           2,317
Long-term debt..........       670      1,519       1,290 (f)     2,544                      (500)(n)       2,184
                                                     (265)(e)                                (200)(m)
                                                                                             (330)(o)
Other liabilities and
 deferred credits.......        82        652         (17)(b)       594         151 (j)                       827
                                                      (41)(d)
Deferred income taxes...       264        413         (13)(b)       401         479 (l)                     1,144
                                                        1 (c)
                            ------     ------       -----        ------      ------         -----          ------
                             2,036      4,355          11         4,366         770          (700)          6,472
                            ------     ------       -----        ------      ------         -----          ------
Minority interest.......        40         18                        18         265(k)                        323
                            ------     ------       -----        ------      ------         -----          ------
Preferred stock with
 mandatory
 redemption provisions..                  112                       112        (112)(i)
                            ------     ------       -----        ------      ------         -----          ------
Stockholders' equity:
 Preferred stock........                              265 (e)       265        (265)(k)
                                                                                556 (i)                       556
 Common stock...........       112                                               21 (i)        15 (m)         148
 Additional paid in
  capital...............       462                                              305 (i)       185 (m)         952
 Accumulated earnings...       114                                                                            114
 Tenneco combined
  equity................                1,054          (5)(a)        41         (41)(k)
                                                     (477)(b)
                                                       (5)(c)
                                                        3 (d)
                                                     (490)(f)
                                                      (39)(g)
                            ------     ------       -----        ------      ------         -----          ------
   Total stockholders'
     equity.............       688      1,054        (748)          306         576           200           1,770
                            ------     ------       -----        ------      ------         -----          ------
   Total liabilities and
     stockholders' equity   $2,764     $5,539       $(737)       $4,802      $1,499         $(500)         $8,565
                            ======     ======       =====        ======      ======         =====          ======

     See accompanying Notes to Unaudited Pro Forma Combined Balance Sheet.

                          EL PASO NATURAL GAS COMPANY

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                  ASSUMING THE STOCK ISSUANCE IS NOT APPROVED

RESTRUCTURING, REALIGNMENT AND NPS ISSUANCE:

(a) To reflect the settlement of intercompany trade accounts receivable and intercompany trade accounts payable with Tenneco Energy affiliates.

(b) To reflect the distribution to New Tenneco of receivables previously sold to Tenneco Credit Corporation, a Tenneco Energy affiliate.

(c) To reflect the transfer from Tenneco Energy to New Tenneco and affiliates of certain assets and liabilities held at the corporate level.

(d) To reflect the transfer to New Tenneco of insurance liabilities and the related portfolio of short-term cash investments and other assets previously held by Eastern Insurance Company Limited.

(e) To reflect the NPS Issuance of $275 million of Tenneco Junior Preferred Stock, with an assumed 8 1/2% dividend yield, for net NPS Issuance Proceeds of $265 million, and the use of the net NPS Issuance Proceeds for the repayment of Tenneco Energy Consolidated Debt.

(f) To reflect the restructuring and realignment of the Tenneco debt pursuant to the Debt Realignment, the Distributions and the applicable provisions of the Merger Agreement, and the assumed payment of accrued interest on the Tenneco Energy Consolidated Debt defeased, redeemed, tendered or exchanged as part of the Debt Realignment. The Pro Forma Financial Statements assume no such reduction in the Base Debt Amount. The amount of "Tenneco Energy as Adjusted" debt immediately prior to the Merger will consist primarily of borrowings under the Tenneco Credit Facility (assuming 100% acceptance of the Debt Tender Offers and Debt Exchange Offers) and is calculated from the provisions of the Merger Agreement as follows (in millions):

   Base Debt Amount per Merger Agreement................................ $2,650
   Less: NPS Issuance Proceeds..........................................   (275)
                                                                         ------
                                                                          2,375
   Plus: Cash settlement payments.......................................    439
   Less: Estimated collections subject to refund........................   (270)
                                                                         ------
   "Tenneco Energy as Adjusted" debt.................................... $2,544
                                                                         ======

  At this time, Tenneco management cannot determine the ultimate amount of securities which will be purchased in the Debt Tender Offers, or the ultimate amount of securities which will be exchanged into New Tenneco Public Debt pursuant to the Debt Exchange Offers, and such amounts could vary significantly. However, for purposes of these pro forma adjustments, it is assumed that 100% of the securities subject to the Debt Tender Offers are purchased pursuant to the Debt Tender Offers and 100% of the securities subject to the Debt Exchange Offers are exchanged into New Tenneco Public Debt pursuant to the Debt Exchange Offers.

(g) To reflect distribution from Tenneco Energy of cash in excess of $25 million pursuant to the Cash Realignment provisions of the Merger Agreement. The distribution may be adjusted by the sale of Tenneco Energy receivables by Tenneco prior to the Merger Effective Time.

MERGER ADJUSTMENTS:

(h) To reflect the liability for the estimated legal, investment banking and stock issuance costs of $20 million to be incurred by El Paso in connection with the Merger.

(i) To reflect the issuance of approximately 7 million shares of Common Stock valued at $326 million based on an assumed price of $46.60 per share, plus shares of a new El Paso preferred stock valued at $556 million, with an assumed 10% dividend yield. The El Paso Preferred Stock, which has a twenty-year maturity, may be exchanged for Common Stock at El Paso's option as described elsewhere herein. The El Paso Equity Consideration will be issued in exchange for the $112 million of $7.40 Preferred Stock and $4.50 Preferred Stock at an assumed redemption amount equal to $137 million with the remainder exchanged for Tenneco Common Stock. (If the Stock Issuance is approved by the stockholders of El Paso, the total value of the Equity

   Consideration is the same; however, the transaction will be consummated by issuing 18.930 million shares of common stock valued at $882 million based on an assumed price of $46.60 per share. See Unaudited Pro Forma Combined Financial Statements of El Paso and Tenneco Energy Assuming the Stock Issuance is Approved included herein.

(j) To reflect the preliminary estimated acquisition adjustments under the purchase method of accounting to record assets acquired and liabilities assumed at estimated fair value for (i) reduction of certain other assets, deferred charges and regulatory assets, (ii) revision of benefit plan assumptions relating to the retiree medical plan obligation, other employee benefit costs and environmental costs, and (iii) the accrual of an obligation to New Tenneco which is expected to be paid after completion of the transaction as a result of the utilization of certain tax benefits generated by the Debt Realignment. The following adjustments reflect El Paso management's intended business strategies which may differ from the business strategies employed by Tenneco Energy management prior to the Merger (in millions):

   Other assets and deferred charges...................................... $590
   Other liabilities and deferred credits.................................  151
   Other current liabilities..............................................  120
                                                                           ----
                                                                           $861
                                                                           ====

(k) The following adjustments are made to adjust the historical values of certain assets and liabilities to their estimated fair values as follows (in millions):

   Increase property, plant and equipment............................... $2,089
   Reduce other assets and deferred charges.............................   (590)
   Increase current liabilities.........................................   (140)
   Increase liabilities and deferred credits............................   (151)
   Increase deferred income taxes.......................................   (479)
   Eliminate Tenneco Energy stockholders' equity:
     Tenneco Energy preferred stock.....................................    112
     Tenneco Energy equity..............................................     41
                                                                         ------
   Issuance of El Paso Common Stock..................................... $  882
                                                                         ======

  The allocation above reflects El Paso's internal evaluation of the excess purchase price and is subject to the completion of an independent appraisal of the fair value of the property. It is not expected that any excess purchase price allocated to property, plant and equipment will be allowed for regulatory purposes or recovered through rates. Should the independent appraisal not support such allocation to property, plant and equipment, the excess of total purchase price over the fair value of the net assets acquired will be reflected as goodwill.

(l) To reflect the increase in deferred income taxes of $479 million which have been provided for temporary differences after the allocation of the pro forma purchase price and acquisition adjustments. The following pro forma adjustments were required for estimated book and tax basis differences resulting from the allocation of the pro forma purchase price, at an assumed tax rate of 39% (in millions):

   Property, plant and equipment......................................... $ 815
   Other assets..........................................................  (230)
   Other liabilities.....................................................  (106)
                                                                          -----
                                                                          $ 479
                                                                          =====

REFINANCING TRANSACTIONS:

(m) To reflect the assumed issuance of $200 million Common Stock to pay down $200 million of long-term debt acquired pursuant to the Merger.
(n) To reflect the assumed monetization of $500 million of assets through sales or project financings, at book value, and to reflect El Paso's remaining $80 million investment in certain Australian projects using the equity method. These proceeds are used to pay down long-term debt acquired pursuant to the Merger.

(o) To reflect the replacement of the remaining balance under the Tenneco Credit Facility with short-term and long-term financing at interest rates of 6% and 8%, respectively.

                          EL PASO NATURAL GAS COMPANY

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                  ASSUMING THE STOCK ISSUANCE IS NOT APPROVED

                    FOR THE SIX MONTHS ENDED JUNE 30, 1996

                     (MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                  TENNECO ENERGY
                                               PRE-MERGER PRO FORMA                  PRO FORMA MERGER
                                       ------------------------------------- -----------------------------------
                                                  RESTRUCTURING,                                        EL PASO/
                                        TENNECO    REALIGNMENT     TENNECO                              TENNECO
                           EL PASO       ENERGY      AND NPS       ENERGY      MERGER     REFINANCING    ENERGY
                          HISTORICAL   HISTORICAL    ISSUANCE    AS ADJUSTED ADJUSTMENTS  TRANSACTIONS  COMBINED
                          ----------   ---------- -------------- ----------- -----------  ------------  --------
Revenues................    $1,193       $1,370        $           $1,370       $            $ (46)(i)   $2,517
Operating costs and
 expenses...............     1,065        1,279         (38)(a)     1,241          26 (e)      (24)(i)    2,312
                                                                                    4 (f)
Employee separation and
 asset impairment
 charge.................        99 (2)                                                                       99
                            ------       ------        ----        ------       -----        -----       ------
   Operating income.....        29           91          38           129         (30)         (22)         106
Other (income) expense,
 net....................        (1)         (97)         33 (a)       (64)                                  (65)
Interest expenses.......        48           63          42 (c)       105                      (28)(k)      121
                                                                                                (3)(j)
                                                                                                (1)(i)
                            ------       ------        ----        ------       -----        -----       ------
   Income (loss) before
    income taxes and
    minority interest...       (18)         125         (37)           88         (30)          10           50
Provision for income
 taxes (benefit)(1).....        (7)          22         (14)(d)         8         (12)(h)       11 (l)       (5)
                                                                                                (5)(i)
                            ------       ------        ----        ------       -----        -----       ------
   Income (loss) before
    minority interest...       (11)         103         (23)           80         (18)           4           55
Minority interest.......                                 12 (b)        12                                    12
                            ------       ------        ----        ------       -----        -----       ------
 Net income (loss)......       (11)         103         (35)           68         (18)           4           43
Preferred stock
 dividends..............                                                           28 (g)                    28
                            ------       ------        ----        ------       -----        -----       ------
 Earnings available to
  common stock..........    $  (11)      $  103        $(35)       $   68       $ (46)       $   4       $   15
                            ======       ======        ====        ======       =====        =====       ======
Earnings (loss) per
 average share of common
 stock(2)...............    $ (.31)                                                                      $  .33
                            ======                                                                       ======
Number of shares used in
 computation of earnings
 per common shares
 (in thousands).........    35,264                                              7,000        4,292       46,556
                            ======                                              =====        =====       ======

--------
(1) The provision for income taxes for Tenneco Energy reflects the realization of unrecognized deferred tax assets; therefore, the overall effective tax rate is significantly lower than the assumed statutory rate of 39%. If the statutory rate had been used, the combined provision for income taxes would have been $20 million and the pro forma combined amounts for earnings available to common stock and earnings per average share of common stock would have been $(10) million and $(.21), respectively.
(2) Per share data is calculated using the income applicable to common shares divided by the pro forma shares outstanding. The pro forma weighted average common shares outstanding includes the following assumptions: (i) the issuance of 7 million shares of Common Stock to holders of Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock under the terms of the Merger and (ii) the assumed issuance of 4.292 million shares of Common Stock at $46.60 per share as part of the Refinancing Transactions, the proceeds of which will be used to pay down long-term debt. Earnings per average share of common stock excluding the employee separation and asset impairment special charge ($60 million after tax) would be $1.41 and $1.61 per common share for the El Paso Historical and El Paso/Tenneco Energy Combined presentations, respectively.

   See accompanying Notes to Unaudited Pro Forma Combined Income Statements.

                          EL PASO NATURAL GAS COMPANY

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                  ASSUMING THE STOCK ISSUANCE IS NOT APPROVED

                     FOR THE YEAR ENDED DECEMBER 31, 1995

                     (MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                TENNECO ENERGY
                                             PRE-MERGER PRO FORMA                  PRO FORMA MERGER
                                     ------------------------------------- -----------------------------------
                                                RESTRUCTURING,                                        EL PASO/
                                      TENNECO    REALIGNMENT     TENNECO                              TENNECO
                           EL PASO     ENERGY        AND         ENERGY      MERGER     REFINANCING    ENERGY
                          HISTORICAL HISTORICAL  NPS ISSUANCE  AS ADJUSTED ADJUSTMENTS  TRANSACTIONS  COMBINED
                          ---------- ---------- -------------- ----------- -----------  ------------  --------
Revenues................    $1,038     $1,921        $           $1,921       $             $(47)(i)   $2,912
Operating costs and ex-
 penses.................       826      1,843         (93)(a)     1,750          52 (e)      (41)(i)    2,595
                                                                                  8 (f)
                            ------     ------        ----        ------       -----        -----       ------
   Operating income.......     212         78          93           171         (60)         (6)          317
Other (income) expense,
 net....................        (7)      (190)         84 (a)      (106)                                 (113)
Interest expense........        86        122          95 (c)       217                      (56)(k)      238
                                                                                              (6)(j)
                                                                                              (3)(i)
                            ------     ------        ----        ------       -----        -----       ------
   Income before income
    taxes and minority in-
    terest..............       133        146         (86)           60         (60)          59          192
Provision for income
 taxes
 (benefit)(1)...........        48        (11)        (33)(d)       (44)        (23)(h)       22 (l)        2
                                                                                              (1)(i)
                            ------     ------        ----        ------       -----        -----       ------
Income before minority
 interest...............        85        157         (53)          104         (37)          38          190
Minority interest.......                               23 (b)        23                                    23
                            ------     ------        ----        ------       -----        -----       ------
Net income (loss).......        85        157         (76)           81         (37)          38          167
Preferred stock divi-
 dends..................                                                         56 (g)                    56
                            ------     ------        ----        ------       -----        -----       ------
Earnings available to
 common stock...........    $   85     $  157        $(76)       $   81       $ (93)       $  38       $  111
                            ======     ======        ====        ======       =====        =====       ======
Earnings (loss) per av-
 erage share of common
 stock(2)...............    $ 2.46                                                                     $ 2.43
                            ======                                                                     ======
Number of shares used in
 computation of earnings
 per common share
 (in thousands).........    34,495                                            7,000        4,292       45,787
                            ======                                            =====        =====       ======

--------
(1) The provision for income taxes for Tenneco Energy reflects the realization of unrecognized deferred tax assets; therefore, the overall effective tax rate is significantly lower than the assumed statutory rate of 39%. If this statutory rate had been used, the combined provision for income taxes would have been $75 million and the pro forma combined amounts for earnings available to common stock and earnings per average share of common stock would have been $38 million and $.83, respectively.
(2) Per share data is calculated using the income applicable to common shares divided by the pro forma shares outstanding. The pro forma weighted average common shares outstanding includes the following assumptions: (i) the issuance of 7 million shares of Common Stock to holders of Tenneco Common Stock, $7.40 Preferred Stock and $4.50 Preferred Stock under the terms of the Merger, and (ii) the assumed issuance of 4.292 million shares of Common Stock at $46.60 per share as part of the Refinancing Transactions, the proceeds of which will be used to pay down long-term debt.

   See accompanying Notes to Unaudited Pro Forma Combined Income Statements.

                          EL PASO NATURAL GAS COMPANY

            NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                  ASSUMING THE STOCK ISSUANCE IS NOT APPROVED

RESTRUCTURING, REALIGNMENT AND NPS ISSUANCE:

(a) To reflect the earnings impact of the distribution to New Tenneco of receivables previously sold to Tenneco Credit Corporation, a Tenneco Energy affiliate and the related income tax expense effect at an estimated rate of 39%.

(b) To reflect preferred stock dividends in the Combined Pro Forma Income Statement on the Tenneco Junior Preferred Stock issued in the NPS Issuance at an assumed dividend yield of 8 1/2%.

(c) To reflect interest expense on additional debt issued under the Tenneco Credit Facility. For purposes of the pro forma calculations, an assumed interest rate of 8% has been used.

(d) To reflect the income tax expense effects of pro forma adjustments at an estimated rate of 39%.

MERGER ADJUSTMENTS:

(e) To reflect depreciation expense related to the increase in fair value of property, plant and equipment depreciated over a 40 year period which approximates the FERC approved depreciation rate for the regulated property, plant and equipment of Tenneco Energy prospectively.

(f) To reflect the assumed pro forma postretirement cost for Tenneco Energy employees.

(g) To reflect preferred dividends included in the Combined Pro Forma Income Statement at an assumed dividend yield of 10%. (If the Stock Issuance is approved by the stockholders of El Paso, the transaction will be consummated by issuing 18.930 million shares of common stock and no preferred stock will be issued other than the Tenneco Junior Preferred Stock, which is reflected as minority interest, and accordingly there will be no preferred stock dividends. See Pro Forma Financial Information Assuming the Stock Issuance is Approved included herein.)

(h) To reflect the income tax expense effects of pro forma adjustments at an estimated rate of 39%.

REFINANCING TRANSACTIONS:

(i) To remove the historical operating results of Tenneco Energy's exploration and production business which is assumed to be disposed at book value.

(j) To reflect the interest expense reduction relating to the replacement of the remaining balance under the Tenneco Credit Facility with short-term and long-term financing at interest rates of 6% and 8%, respectively. A 1/8% change in interest rates would have the impact of increasing total pro forma interest expense by approximately $1 million and $2 million for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

(k) To reflect an interest expense reduction relating to debt repaid from proceeds from the $200 million equity offering and proceeds from the monetization of $500 million of asset sales and project financings at book value.

(l) To reflect the income tax expense effects of pro forma adjustments at an estimated rate of 39%.

PROSPECTUS

                          EL PASO NATURAL GAS COMPANY

                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK
                               ----------------

  El Paso Natural Gas Company ("EPG" or the "Company") may offer and sell from time to time in one or more series its (i) unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), (ii) shares of preferred stock, $.01 par value (the "Preferred Stock"), and (iii) shares of common stock, $3.00 par value (the "Common Stock"). The Debt Securities, the Preferred Stock and the Common Stock offered hereby are collectively hereinafter referred to as the "Securities". The Securities will be limited to an aggregate initial public offering price not to exceed $800,000,000, or, in the case of Debt Securities, the equivalent thereof in one or more foreign currencies, including composite currencies. The Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in a related Prospectus Supplement, including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denominations, maturities, interest rate or rates (which may be fixed or variable), the date or dates on which interest, if any, shall be payable, the place or places where principal of and premium, if any, and interest, if any, on such Debt Securities of the series will be payable, terms of optional or mandatory redemption or any sinking fund or analogous provisions, currency or currencies, or currency unit or currency units of denomination and payment if other than U.S. dollars, the initial public offering price, terms relating to temporary or permanent global securities, provisions regarding convertibility, if any, provisions regarding registration of transfer or exchange, the proceeds to EPG and other special terms; (ii) in the case of Preferred Stock, the specific designations, the number of shares, dividend rights (including, if applicable, the manner of calculation thereof), and any liquidation, redemption, conversion, voting and other rights, the initial public offering price and other special terms; and (iii) in the case of Common Stock, the terms of the offering and sales thereof.

  The Securities may be offered and sold to or through underwriters, dealers, or agents as designated from time to time, or through a combination of such methods, and also may be offered and sold directly to one or more other purchasers. See "Plan of Distribution". The names of, and the principal amounts or number of shares to be purchased by, underwriters, dealers or agents, and the compensation of such underwriters, dealers or agents, including any applicable fees, commissions, and discounts, will be set forth in the related Prospectus Supplement. No Securities may be sold without delivery of a Prospectus Supplement describing such series or issue of Securities and the method and terms of offering thereof.
                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is November 5, 1996

                             AVAILABLE INFORMATION

  EPG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. EPG's Common Stock is listed on the New York Stock Exchange (the "NYSE"), and reports, proxy statements and other information concerning EPG may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all of the information set forth in the Registration Statement, of which this Prospectus is a part, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to EPG and the Securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed with the Commission by EPG pursuant to the Exchange Act are incorporated herein by reference:

1. EPG's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Form 10-K");

2. EPG's Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 1996, as amended pursuant to a Form 10-Q/A filed May 15, 1996, and June 30, 1996;

3. The portions of EPG's definitive Proxy Statement for the Annual Meeting of Stockholders held on April 30, 1996 that have been incorporated by reference into the Form 10-K;

4. EPG's Current Reports on Form 8-K dated May 2, 1996, and June 28, 1996;

5. EPG's Current Report on Form 8-K dated October 22, 1996, as amended pursuant to a Form 8-K/A filed November 5, 1996 (the "November Current Report"); and

6.EPG's Registration Statement on Form 8-A filed with respect to the Common Stock, as amended to date.

  All documents filed by EPG pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  EPG will provide without charge to each person, including any beneficial owner of a Security, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to the Vice President, Investor and Public Relations, El Paso Natural Gas Company, One Paul Kayser Center, 100 North Stanton Street, El Paso, Texas 79901 (telephone (915) 541-2600).

                                  THE COMPANY

GENERAL

  EPG is a Delaware corporation which was incorporated in 1928. In recognition of changes in the natural gas industry and the manner in which EPG manages its businesses, and in order to facilitate a more detailed understanding of the various activities in which it engages, EPG began doing business under the name El Paso Energy Corporation (effective April 22, 1996) and has segregated its business activities into three business segments: (i) natural gas transmission, (ii) field and merchant services, and (iii) corporate and other.

  The natural gas transmission segment includes one of the nation's largest mainline natural gas transmission systems, connecting natural gas supply regions in New Mexico, Texas, Oklahoma, and Colorado to markets in California, Nevada, Arizona, New Mexico, Texas, and northern Mexico. The transmission system consists of approximately 10,000 miles of pipeline and is connected to one of the most prolific supply basins in the nation, the San Juan Basin of northern New Mexico and southern Colorado.

  The field and merchant services segment provides field services, including gathering, products extraction, dehydration, purification and compression. In addition, the field and merchant services segment purchases, markets and trades natural gas, natural gas liquids, power and other energy commodities, and provides risk management activities associated with these commodities. This segment has approximately 7,900 miles of gathering lines and 64,000 horsepower of compression located in the San Juan, Anadarko and Permian Basins, and in East Texas and Louisiana.

  The corporate and other segment includes El Paso Energy International, through which EPG conducts its international activities, and other corporate activities.

  EPG's principal executive offices are located at One Paul Kayser Center, 100 North Stanton Street, El Paso, Texas 79901, and its telephone number at that address is (915) 541-2600. Upon consummation of the Merger (as defined below), if it occurs, EPG's principal executive offices will be located at 1010 Milam Street, Houston, Texas, and its telephone number at that address will be (713) 757-2131.

THE TENNECO MERGER

  On June 19, 1996, EPG, El Paso Merger Company, an indirect wholly owned subsidiary of EPG ("El Paso Subsidiary"), and Tenneco Inc. ("Tenneco") entered into a definitive merger agreement (as amended and supplemented from time to time, the "Merger Agreement"), pursuant to which El Paso Subsidiary will be merged with and into Tenneco (the "Merger"). Prior to the Merger, Tenneco and its subsidiaries will undertake various intercompany transfers and distributions designed to restructure, divide and separate their existing businesses, assets and liabilities so that all the assets, liabilities and operations related to their automotive parts, packaging and administrative services businesses and their shipbuilding business will be spun-off to Tenneco's common stockholders (the "Distributions"). The remaining existing and discontinued operations of Tenneco, consisting primarily of those operations related to the transmission and marketing of natural gas (the "Energy Business"), will continue to be owned by Tenneco.

  The Merger is conditioned upon, among other things, the receipt of tax rulings stating that the Distributions and the Merger are tax-free (which condition has been satisfied), completion of a debt realignment plan by Tenneco, certain government approvals and approval of Tenneco's stockholders.

  Consideration to be paid by El Paso in the Merger will consist of:

    . the retention of approximately $2.65 billion of debt less approximately $275 million of new preferred stock obligations of Tenneco following the Merger, subject to certain adjustments;

    . the issuance of EPG equity securities valued at approximately $895.9 million, based on a closing price per share on the NYSE of $47.50 for Common Stock on November 4, 1996, to Tenneco's existing common and preferred stockholders, subject to the formulas set forth in the Merger Agreement; and

    . the retention of approximately $600 million of estimated assumed liabilities related to certain discontinued businesses of Tenneco.

  The proposed issuance by EPG (the "Stock Issuance") of up to 23,894,862 shares of Common Stock (or such greater number of shares of Common Stock as may be required under the Merger Agreement under certain circumstances if the closing price per share of Common Stock on the NYSE on the day prior to the vote at the Tenneco Special Meeting (as defined below) is less than $31.3875) to Tenneco stockholders in connection with the transactions contemplated by the Merger Agreement is being submitted for approval of EPG's stockholders at a special meeting presently scheduled to be held on December 9, 1996 (the "El Paso Special Meeting"). If the Stock Issuance is not approved, the Merger is still expected to be consummated but EPG will issue to Tenneco stockholders 7,000,000 shares of Common Stock, with the balance of the equity consideration to consist of depositary shares, each representing a fractional interest in a whole share of a new series of EPG voting preferred stock. Tenneco's stockholders are being asked to vote on a significant reorganization of Tenneco, of which the Merger and the Distributions are parts, at a special meeting (the "Tenneco Special Meeting") to be held on December 10, 1996.

  There can be no assurance that the Stock Issuance will be approved. Furthermore, although EPG believes that all the conditions to the Merger will be satisfied, there can be no assurance that such conditions will be satisfied and that the Merger will be consummated.

  For further information regarding the Merger and the various transactions to be undertaken in connection therewith, see EPG's definitive Joint Proxy Statement-Prospectus relating to the El Paso Special Meeting (the "Joint Proxy Statement-Prospectus"), which has been filed as an exhibit to the November Current Report, which November Current Report is incorporated herein by reference.

                                USE OF PROCEEDS

  Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes.

                RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF
                    EARNINGS TO COMBINED FIXED CHARGES AND
             PREFERRED AND PREFERENCE STOCK DIVIDEND REQUIREMENTS

                                      SIX MONTHS
                                    ENDED JUNE 30,    YEAR ENDED DECEMBER 31,
                                    -------------- -----------------------------
                                         1996      1995  1994  1993  1992  1991
                                    -------------- ----- ----- ----- ----- -----
Ratio of Earnings to Fixed Charges
 and Ratio of Earnings to Combined
 Fixed Charges and Preferred and
 Preference Stock Dividend
 Requirements.....................          -- (a) 2.51x 2.87x 3.04x 2.73x 2.86x

--------
(a) Earnings for the six months ended June 30, 1996 were inadequate to cover fixed charges by $18 million due to a special charge for employee separation and asset impairments of $99 million pre-tax.

  The ratio of earnings to combined fixed charges and preferred and preference stock dividend requirements for the periods presented is the same as the ratio of earnings to fixed charges since EPG has no outstanding preferred stock or preference stock and, therefore, no dividend requirements.

  For purposes of calculating these ratios: (i) "fixed charges" represent interest expense (exclusive of interest on rate refunds), amortization of debt costs and the portion of rental expense representing the interest factor; and
(ii) "earnings" represent the aggregate of income from continuing operations before income taxes, interest expense (exclusive of interest on rate refunds), amortization of debt costs and the portion of rental expense representing the interest factor.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities offered hereby will represent unsecured obligations of EPG. The Debt Securities offered hereby will be issued under an Indenture (the "Indenture"), between EPG and The Chase Manhattan Bank, as trustee (the "Trustee"). The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder from time to time in one or more series.

  The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Debt Securities are subject to all such terms, and holders of Debt Securities are referred to the Indenture and the Trust Indenture Act for a statement of those terms.

  The statements set forth below in this section are brief summaries of certain provisions contained in the Indenture, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, a copy of which Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Indenture.

GENERAL

  Reference is made to the Prospectus Supplement relating to the particular series offered thereby for the terms of such Debt Securities, including where applicable: (a) the form and title of the Debt Securities; (b) the aggregate principal amount of the Debt Securities; (c) the date or dates on which the Debt Securities may be issued; (d) the date or dates on which the principal of and premium, if any, on the Debt Securities shall be payable; (e) the rate or rates (which may be fixed or variable) at which the Debt Securities shall bear interest, if any, and the date or dates from which such interest shall accrue;
(f) the dates on which interest, if any, shall be payable and the record dates for the interest payment dates; (g) the place or places where the principal of and premium, if any, and interest, if any, on the Debt Securities of the series will be payable; (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which, the Debt Securities may be redeemed at the option of EPG or otherwise; (i) any optional or mandatory redemption or any sinking fund or analogous provisions; (j) if other than denominations of $1,000 and integral multiples thereof, the denominations in which the Debt Securities of the series shall be issuable;
(k) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which shall be payable upon declaration of the acceleration of the maturity thereof in accordance with the provisions of the Indenture; (l) whether payment of the principal of and premium, if any, and interest, if any, on the Debt Securities shall be without deduction for taxes, assessments, or governmental charges paid by the holders; (m) the currency or currencies, or currency unit or currency units, in which the principal of and premium, if any, and interest, if any, on the Debt Securities shall be denominated, payable, redeemable or purchasable, as the case may be; (n) any Events of Default (as defined below) with respect to the Debt Securities that differ from those set forth in the Indenture; (o) whether the Debt Securities will be convertible; (p) whether the Debt Securities of such series shall be issued as a global certificate or certificates and, in such case, the identity of the depositary for such series; and (q) any other terms not inconsistent with the Indenture.

  If any Debt Securities offered hereby are sold for foreign currencies or foreign currency units or if the principal of and premium, if any, or interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies and currency units will be set forth in the Prospectus Supplement relating thereto.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities offered hereby will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof. The Debt Securities of a series may be issuable in the form of one or more global certificates, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of such Debt Securities. See "--Global Debt Securities".

  One or more series of Debt Securities offered hereby may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The

Federal income tax consequences and special considerations applicable to any such series of Debt Securities will be described generally in the Prospectus Supplement relating thereto.

GLOBAL DEBT SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Unless and until such global certificate or certificates are exchanged in whole or in part for Debt Securities in individually certificated form, a global Debt Security may not be transferred except as a whole to a nominee of the Depositary for such global Debt Security, or by a nominee for the Depositary to the Depositary, or to a successor of the Depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in a global Debt Security representing all or a portion of a series of Debt Securities will be described in the Prospectus Supplement relating to such series.

CERTAIN COVENANTS

  Limitations on Liens. The Indenture provides that EPG will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any Lien (as defined below) upon any Principal Property (as defined below), whether owned or leased on the date of the Indenture or thereafter acquired, to secure any Debt (as defined below) of EPG or any other Person (as defined below) (other than the Debt Securities issued thereunder), without in any such case making effective provision whereby all of the Debt Securities Outstanding thereunder shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured. There is excluded from this restriction:

    (i) any Lien upon any property or assets of EPG or any Restricted Subsidiary in existence on the date of the Indenture or created pursuant to an "after-acquired property" clause or similar term in existence on the date of the Indenture or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the date of the Indenture;

    (ii) any Lien upon any property or assets created at the time of acquisition of such property or assets by EPG or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

    (iii) any Lien upon any property or assets existing thereon at the time of the acquisition thereof by EPG or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by EPG or any Restricted Subsidiary);

    (iv) any Lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise;

    (v) the assumption by EPG or any Restricted Subsidiary of obligations secured by any Lien existing at the time of the acquisition by EPG or any Restricted Subsidiary of the property or assets subject to such Lien or at the time of the acquisition of the Person which owns such property or assets;

    (vi) any Lien on property to secure all or part of the cost of construction or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction or making of such improvements, to provide funds for any such purpose;

    (vii) any Lien on any oil, gas, mineral and processing and other plant properties to secure the payment of costs, expenses or liabilities incurred under any lease or grant or operating or other similar agreement in connection with or incident to the exploration, development, maintenance or operation of such properties;

    (viii) any Lien arising from or in connection with a conveyance by EPG or any Restricted Subsidiary of any production payment with respect to oil, gas, natural gas, carbon dioxide, sulphur, helium, coal, metals, minerals, steam, timber or other natural resources;

    (ix) any Lien in favor of EPG or any Restricted Subsidiary;

    (x) any Lien created or assumed by EPG or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by EPG or any Subsidiary;

    (xi) any Lien upon property or assets of any foreign Restricted Subsidiary to secure Debt of that foreign Restricted Subsidiary;

    (xii) Permitted Liens (as defined below);

    (xiii) any Lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by clauses (i) through (xii), inclusive, above; or

    (xiv) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refundings or replacements) of any Lien, in whole or in part, that is referred to in clauses (i) through (xiii), inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement and the original principal amount of Debt so secured (plus in each case the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement); provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property).

  Notwithstanding the foregoing, under the Indenture, EPG may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property to secure Debt of EPG or any Person (other than the Debt Securities) that is not excepted by clauses (i) through (xiv), inclusive, above without securing the Debt Securities issued under the Indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (as defined below) (excluding Sale-Leaseback Transactions permitted by clauses (i) through (iv), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 15% of Consolidated Net Tangible Assets (as defined below).

  Restriction on Sale-Leasebacks. The Indenture provides that EPG will not, nor will it permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless: (i) such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later; (ii) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years; (iii) EPG or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without securing the Debt Securities; or (iv) EPG or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the repayment, redemption or retirement of Funded Debt (as defined below) of EPG or any Subsidiary, or (B) investment in another Principal Property.

  Notwithstanding the foregoing, under the Indenture, EPG may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (i) through (iv), inclusive, of the above paragraph, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding Debt (other than the Debt Securities) secured by Liens upon Principal Properties not excepted by clauses (i) through (xiv), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 15% of the Consolidated Net Tangible Assets.

  Certain Defined Terms. As used herein:

  "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom (i) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and (ii) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of EPG and its consolidated subsidiaries for EPG's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

  "Debt" means any obligation created or assumed by any Person for the repayment of money borrowed and any purchase money obligation created or assumed by such Person.

  "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

  "Lien" means any mortgage, pledge, security interest, charge, lien or other encumbrance of any kind, whether or not filed, recorded or perfected under applicable law.

  "Permitted Liens" means (i) Liens upon rights-of-way for pipeline purposes;
(ii) any governmental Lien, mechanics', materialmen's, carriers' or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction; (iii) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;
(iv) Liens of taxes and assessments which are (A) for the then current year,
(B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by EPG or any Subsidiary in good faith; (v) Liens of, or to secure performance of, leases; (vi) any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings; (vii) any Lien upon property or assets acquired or sold by EPG or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables; (viii) any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; (ix) any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by EPG or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries; or (x) any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control, or similar revenue bonds.

  "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization, or government or any agency or political subdivision thereof.

  "Principal Property" means (a) any pipeline assets of EPG or any Subsidiary, including any related facilities employed in the transportation, distribution or marketing of natural gas, that are located in the United States or Canada, and (b) any processing or manufacturing plant owned or leased by EPG or any Subsidiary that is located within the United States or Canada, except, in the case of either clause (a) or (b), any such assets or plant which, in the opinion of EPG's Board of Directors, is not material in relation to the activities of EPG and its Subsidiaries as a whole.

  "Restricted Subsidiary" means any Subsidiary of EPG owning or leasing any Principal Property.

  "Sale-Leaseback Transaction" means the sale or transfer by EPG or any Restricted Subsidiary of any Principal Property to a Person (other than EPG or a Subsidiary) and the taking back by EPG or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture provides that EPG may, without the consent of the Trustee or the holders of any Debt Securities issued thereunder, consolidate or merge with, or sell, lease or transfer its properties and assets as, or substantially as, an entirety to, any Person, provided that (i) either EPG is the surviving entity or such successor Person shall expressly assume the due and punctual payment of the principal of, and any premium and interest on, all the Debt Securities and the performance or observance of every covenant and condition of the Indenture on the part of EPG to be performed or observed,
(ii) immediately after giving effect to the transaction, no Default or Event of Default exists, and (iii) EPG has delivered the Officer's Certificate and Opinion of Counsel required by the Indenture. Any such successor Person shall succeed to and be substituted for, and may exercise every right and power of, EPG under the Indenture with the same effect as if it had been named a party in the Indenture and EPG shall, except in the case of a lease, be released and discharged from all its obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

  An "Event of Default" will occur under the Indenture with respect to Debt Securities of a particular series issued thereunder upon: (a) default in the payment of the principal of, or premium, if any, on, any Debt Security of such series at its maturity; (b) default in the payment of any interest on any Debt Security of such series when it becomes due and payable and continuance of such default for a period of 30 days; (c) default in the performance, or breach, of any term, covenant or warranty contained in the Indenture with respect to such series for a period of 60 days upon giving written notice as provided in the Indenture; (d) the occurrence of certain events of bankruptcy; or (e) any other Event of Default applicable to such series.

  The Indenture provides that if an Event of Default with respect to a series of Debt Securities issued thereunder shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of Debt Securities of such series then outstanding may declare the principal amount of all Debt Securities of such series to be due and payable immediately upon giving written notice as provided in the Indenture. The Indenture provides that the holders of a majority in principal amount of Debt Securities then outstanding of such series may rescind and annul such declaration and its consequences under certain circumstances.

  The holders of a majority in principal amount of Debt Securities of a series then outstanding may waive past defaults under the Indenture with respect to such series and its consequences (except a continuing default in the payment of principal of or premium, if any, or interest on any series of Debt Securities or a default in respect of any covenant or provision of the Indenture which cannot be modified or amended by a supplemental indenture without the consent of the holder of each outstanding Debt Security affected thereby).

  Pursuant to the Indenture, the holders of a majority in aggregate principal amount of all affected series of Debt Securities then outstanding may direct with respect to such series the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any rule of law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of any holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses, and liabilities which might be incurred by it in compliance with any such direction.

  Under the terms of the Indenture, EPG is required to furnish to the Trustee annually an Officer's Certificate to the effect that to the best of such officer's knowledge, EPG is not in default in the performance and observance of the terms, provisions and conditions of the Indenture or, if such officer has knowledge that EPG is in default, specifying such default. The Indenture requires the Trustee to give to all holders of Debt Securities outstanding thereunder notice of any Default by EPG in the manner provided in the Indenture, unless such Default shall have been cured or waived; however, except in the case of a default in the payment of principal of and premium, if any, or interest, if any, on any Debt Securities outstanding thereunder, the Trustee is entitled to withhold such notice in the event that the board of directors, the executive committee, or a trust committee of directors or certain officers of the Trustee in good faith determine that withholding such notice is in the interest of the holders of such outstanding Debt Securities.

SATISFACTION AND DISCHARGE; LEGAL AND COVENANT DEFEASANCE

  Under the terms of the Indenture, EPG may satisfy and discharge certain obligations to holders of Debt Securities of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by (i) depositing or causing to be deposited with the Trustee funds in an amount sufficient to pay the principal and any premium and interest to the date of such deposit (in case of Debt Securities of such series which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, (ii) paying or causing to be paid all other sums payable under the Indenture with respect to such Debt Securities, and (iii) delivering to the Trustee an Officer's Certificate and Opinion of Counsel relating to such satisfaction and discharge.

  The Indenture also provides that EPG and any other obligor, if any, will be discharged from any and all obligations in respect of any series of Debt Securities issued thereunder (excluding, however, certain obligations, such as the obligation to register the transfer or exchange of such outstanding Debt Securities of such series, to replace stolen, lost, mutilated or destroyed certificates, to pay principal and interest on the original stated due dates or specified redemption date, to make any sinking fund payments, and to maintain paying agencies) on the 91st day following the deposit referred to in the following clause (i), subject to the following conditions: (i) the irrevocable deposit, in trust, of cash or U.S. Government Obligations (or a combination thereof) which through the payment of interest and principal thereof in accordance with their terms will provide cash in an amount sufficient to pay the principal and interest and premium, if any, on the outstanding Debt Securities of such series and any mandatory sinking fund payments, in each case, on the stated maturity of such payments in accordance with the terms of the Indenture and the outstanding Debt Securities of such series or on any Redemption Date established pursuant to clause (iii) below,
(ii) EPG's receipt of an Opinion of Counsel based on the fact that (A) EPG has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case, to the effect that, and confirming that, the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, (iii) if the Debt Securities are to be redeemed prior to Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustee shall have been made, (iv) no Event of Default or event which with notice or lapse of time or both would become an Event of Default will have occurred and be continuing on the date of such deposit, and (v) EPG's delivery to the Trustee of an Officer's Certificate and an Opinion of Counsel, each stating that the conditions precedent under the Indenture have been complied with.

  Under the Indenture, EPG also may discharge its obligations referred to above under "--Certain Covenants" and "--Consolidation, Merger and Sale of Assets", as well as certain of its obligations relating to reporting obligations under the Indenture, in respect of any series of Debt Securities on the 91st day following the deposit referred to in clause (i) in the immediately preceding paragraph, subject to satisfaction of the conditions described in clauses (i), (iii), (iv) and (v) in the immediately preceding paragraph with respect to such series of Debt Securities and the delivery of an Opinion of Counsel confirming that the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and covenant defeasance had not occurred.

CHANGES IN CONTROL AND HIGHLY LEVERAGED TRANSACTIONS

  The Indenture does not contain provisions requiring redemption of the Debt Securities issued thereunder, or adjustment to any terms of such Debt Securities, upon any change in control of EPG.

  Other than the limitations on Liens and the restriction on Sale-Leaseback Transactions described above under "--Certain Covenants", the Indenture does not contain any covenant or other provisions designed to afford holders of the Debt Securities issued thereunder protection in the event of a highly leveraged transaction involving EPG.

MODIFICATION OF THE INDENTURE

  The Indenture provides that EPG and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities issued thereunder to: (a) secure any of such Debt Securities, (b) evidence the succession of another Person to EPG under the Indenture and the Debt Securities and the assumption by such successor Person of the obligations of EPG thereunder; (c) add covenants and Events of Default for the benefit of the holders of all or any series of such Debt Securities or to surrender any right or power conferred by the Indenture upon EPG; (d) add to, change or eliminate any of the provisions of the Indenture, provided that any such addition, change or elimination shall become effective only after there are no such Debt Securities of any series entitled to the benefit of such provision outstanding; (e) establish the forms or terms of the Debt Securities of any series issued thereunder; (f) cure any ambiguity or correct any inconsistency in the Indenture; (g) evidence the acceptance of appointment by a successor trustee; and (h) qualify the Indenture under the Trust Indenture Act.

  The Indenture also contains provisions permitting EPG and the Trustee, with the consent of the holders of a majority in aggregate principal amount of all outstanding Debt Securities affected by such supplemental indenture (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture, or modify in any manner the rights of the holders of such Debt Securities, provided that EPG and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) change the stated maturity of the principal of or any installment of principal of or interest, if any, on, any Debt Security, or reduce the principal amount thereof or premium, if any, on or the rate of interest thereon, (b) reduce the percentage in principal amount of Debt Securities required for any such supplemental indenture or for any waiver provided for in the Indenture, (c) change EPG's obligation to maintain an office or agency for payment of Debt Securities and the other matters specified therein, or (d) modify any of the provisions of the Indenture relating to the execution of supplemental indentures with the consent of holders of Debt Securities which are discussed in this paragraph or modify any provisions relating to the waiver by holders of past defaults and certain covenants, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby.

NO PERSONAL LIABILITY OF OFFICERS, DIRECTORS, EMPLOYEES OR STOCKHOLDERS

  No director, officer, employee or stockholder, as such, of EPG or any of its affiliates shall have any personal liability in respect of the obligations of EPG under the Indenture or the Debt Securities by reason of his, her or its status as such.

APPLICABLE LAW

  The Indenture is, and the Debt Securities offered hereby will be, governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

  The Indenture contains limitations on the rights of the Trustee, should it become a creditor of EPG, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

  The Chase Manhattan Bank, a New York banking corporation, is the Trustee under the Indenture. EPG maintains banking and other commercial relationships with The Chase Manhattan Bank in the ordinary course of business.

                         DESCRIPTION OF CAPITAL STOCK

  The statements under this caption are brief summaries, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, the more complete descriptions contained in (a) EPG's Restated Certificate of Incorporation, as amended (the "EPG Charter"), and the Shareholder Rights Agreement, dated as of July 7, 1992, between EPG and The First National Bank of Boston, as Rights Agent (the "Shareholder Rights Agreement"), copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part, and (b) the certificate of designation relating to each series of Preferred Stock, which will be filed with the Commission at, or prior to, the time of the offering of such series of Preferred Stock.

GENERAL

  EPG currently is authorized by the EPG Charter to issue up to 100,000,000 shares of Common Stock and up to 25,000,000 shares of Preferred Stock. As of September 30, 1996, there were issued and outstanding 36,212,026 shares of Common Stock and no shares of Preferred Stock.

COMMON STOCK

  EPG currently is authorized by the EPG Charter to issue up to 100,000,000 shares of Common Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of EPG out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of EPG, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. There are no redemption provisions with respect to any shares of Common Stock. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby will be, upon issuance against full payment of the purchase price therefor, fully paid and nonassessable.

  The transfer agent and registrar for EPG's Common Stock is The First National Bank of Boston.

PREFERRED STOCK

  EPG's Board of Directors, without any further action by the stockholders of EPG, is authorized to issue up to 25,000,000 shares of Preferred Stock, and to divide the Preferred Stock into one or more series, and to fix by resolution or resolutions any of the designations, powers, preferences and rights, and the qualifications, limitations, or restrictions of the shares of each such series, including, but not limited to, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, and the number of shares constituting each such series. The issuance of Preferred Stock may have the effect of delaying, deterring, or preventing a change in control of EPG. Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. The description of Preferred Stock set forth below and the description of the terms of the particular series of Preferred Stock set forth in the related Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the certificate of designation relating to the particular series of Preferred Stock.

  The designations, powers, preferences and rights, and the qualifications, limitations, or restrictions of the Preferred Stock of each series will be fixed by the certificate of designation relating to such series. The Prospectus Supplement relating to each series will specify the terms of the Preferred Stock as follows:

    (a)The maximum number of shares to constitute such series and the distinctive designation thereof;

    (b)The annual dividend rate, if any, on shares of such series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, and whether dividends will be cumulative;

    (c)The price at which, and the terms and conditions on which, the shares of such series may be redeemed, including the time during which shares of such series may be redeemed and any accumulated dividends thereon that the holders of shares of such series shall be entitled to receive upon the redemption thereof;

    (d)The liquidation preference, if any, and any accumulated dividends thereon, that the holders of shares of such series shall be entitled to receive upon the liquidation, dissolution, or winding up of the affairs of EPG;

    (e)Whether or not the shares of such series will be subject to operation of a retirement or sinking fund, and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of such series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

    (f)The terms and conditions, if any, on which the shares of such series shall be convertible into, or exchangeable for, debt securities, shares of any other class or classes of capital stock of EPG, or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

    (g)The voting rights, if any, on the shares of such series; and

    (h)Any or all other preferences and relative, participating, operational, or other special rights, qualifications, limitations, or restrictions thereof.

  The Federal income tax consequences and special considerations applicable to any such series of Preferred Stock will be generally described in the Prospectus Supplement relating thereto.

  As of the date of this Prospectus, no Preferred Stock is outstanding. Pursuant to the Shareholder Rights Agreement, the Board of Directors of EPG has designated the Series A Preferred Stock (as defined below).

  EPG is currently seeking approval from its stockholders to issue up to 23,894,862 shares of Common Stock (i.e., the Merger Stock Issuance) in connection with the Merger. If the Merger Stock Issuance is not approved by the stockholders of EPG, the Merger is still expected to be consummated, but common stockholders and certain preferred stockholders of Tenneco will receive an aggregate of 7,000,000 shares of Common Stock plus depositary shares representing interests in shares of a new series of Preferred Stock to be designated the Adjustable Rate Cumulative Preferred Stock, $.01 par value per share (the "AR Preferred Stock"). Each share of AR Preferred Stock will entitle the holder thereof to 15 votes per share on all matters submitted to a vote at any meeting of EPG stockholders. In addition, the EPG Charter provides that holders of Preferred Stock of EPG, including the holders of Series A Preferred Stock and AR Preferred Stock, shall have the right to vote together as a class to elect two directors of EPG during any period that dividends on such stock are in arrears in an amount equal to six quarterly dividend payments.

SHAREHOLDER RIGHTS AGREEMENT

  In July 1992, EPG's Board of Directors declared a dividend distribution of one right (a "Right") for each share of Common Stock then outstanding. All shares of Common Stock issued subsequently also include these Rights. Under certain conditions, each Right may be exercised to purchase from EPG one one-hundredth of a share of a series of EPG's Preferred Stock, designated as Series A Junior Participating Preferred Stock, $.01 par value (the "Series A Preferred Stock"), at a price of $75 per one one-hundredth of a share, subject to adjustment.

  The EPG Charter provides that the holders of Series A Preferred Stock are entitled to 100 votes per share on all matters submitted to a vote of the stockholders of EPG, subject to adjustment. In addition, during any period that dividends on the Series A Preferred Stock are in arrears in an amount equal to six quarterly dividend payments, the holders of Series A Preferred Stock will have the right to vote together as a class to elect two directors of EPG as described above.

  The Rights are exercisable only if, without the prior consent of EPG's Board of Directors, a person or group acquires or obtains the right to acquire beneficial ownership of 15% or more of the voting power of all outstanding voting securities of EPG or commences or announces a tender or exchange offer, after consummation of which such person or group would beneficially own 15% or more of EPG's voting securities. If, after the Rights become exercisable, EPG is involved in a merger or other business combination transaction in which its Common Stock is exchanged or changed, or it sells 50% or more of its assets or earning power, each Right will entitle the holder thereof to purchase, at the Right's then-current exercise price, common stock of the acquiring company having a value of twice the exercise price of the Right. If a person becomes the beneficial owner of securities having 15% or more of the voting power of all then-outstanding voting securities of EPG, or if, during any period of such ownership, there shall be any reclassification of securities or recapitalization of EPG, or any merger or consolidation of EPG with any of its subsidiaries or any other transaction or series of transactions which has the effect, directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of EPG or any of its subsidiaries which is directly or indirectly owned by such person, then each Right not owned by such person will entitle the holder thereof to purchase, at the Right's then-current exercise price, shares of Common Stock (or in certain circumstances other equity securities of EPG with at least the same economic value as the Common Stock) having a market value of twice the Right's then-current exercise price. The Rights, which have no voting rights, expire no later than July 7, 2002. The Rights may be redeemed by EPG under certain circumstances prior to their expiration date at a purchase price of $.01 per Right. It is possible that the existence of the Rights may have the effect of delaying, deterring or preventing a takeover of EPG.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  EPG is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which restricts certain transactions and business combinations between a corporation and an interested stockholder (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) for a period of three years from the time such person becomes an interested stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding voting stock held by the interested stockholder), Section 203 prohibits certain business transactions, such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding voting stock held by persons who are both directors and officers or by certain employee stock plans) or if either the proposed transaction or the transaction by which the interested stockholder became such is approved by the board of directors of the corporation prior to the time such stockholder becomes an interested stockholder.

EPG'S RESTATED CERTIFICATE OF INCORPORATION

  The EPG Charter contains provisions applicable to a merger, consolidation, asset sale, liquidation, recapitalization, or certain other business transactions, including the issuance of stock of EPG ("Business Combinations"). The EPG Charter requires the affirmative vote of 51% or more of the voting stock of EPG, excluding any voting stock held by an interested stockholder (defined in the EPG Charter as any person who owns 10% or more of the voting stock and certain defined affiliates), with respect to all Business Combinations involving the interested stockholder, unless directors who served as such prior to the time the interested stockholder became an interested stockholder determine by a two-thirds vote that (i) the proposed consideration meets certain minimum price criteria, or (ii)(A) the interested stockholder holds 80% or more of the voting stock and (B) the interested stockholder has not received (other than proportionately as a stockholder) the benefit of any financial assistance from EPG, whether in anticipation of or in connection with such Business Combination. To meet the minimum price criteria, all stockholders must receive consideration or retain value per share after the transaction which is not less than the price per share paid by the interested stockholder. The EPG Charter also requires the dissemination to stockholders of a proxy or information statement describing the Business Combination.

  The EPG Charter also prohibits the taking of any action by written stockholder consent in lieu of a meeting and the subsequent amendment of the EPG Charter to repeal or alter the above provisions without the affirmative vote of 51% of EPG's voting stock, excluding voting stock held by any interested stockholder.

                             PLAN OF DISTRIBUTION

  EPG may offer or sell Securities to or through one or more underwriters, dealers or agents as designated from time to time, or through a combination of such methods and also may offer or sell the Securities directly to one or more other purchasers. EPG may sell Securities as soon as practicable after effectiveness of the Registration Statement of which this Prospectus is a part.

  A Prospectus Supplement will set forth the terms of the offering of the particular series of Securities offered thereby, including: (i) the name or names of any underwriters or agents; (ii) the initial public offering or purchase price of such series of Securities; (iii) any underwriting discounts, commissions, and other items constituting underwriters' compensation and any other discount, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers; (iv) any commissions paid to any agents;
(v) the net proceeds to EPG from the sales; and (vi) any securities exchanges or markets on which the Securities may be listed.

  Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Securities, the obligations of the underwriters to purchase such series of Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Securities will be obligated to purchase all of the Securities of such series allocated to it if any such Securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

  The Securities may be offered and sold by EPG directly or through agents designated by EPG from time to time. Unless otherwise indicated in the related Prospectus Supplement, each such agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Securities so offered and sold. The Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to such series of Securities. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with EPG, to indemnification by EPG against certain civil liabilities, including liabilities under the Securities Act.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, EPG in the ordinary course of business.

  Other than Common Stock, all Securities offered will be a new issue of securities with no established trading market. Any underwriter to whom Securities are sold by EPG for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Securities may or may not be listed on a national securities exchange or a foreign securities exchange, except that the Common Stock is listed on the New York Stock Exchange. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. No assurance can be given as to the liquidity of or the trading markets for any Securities.

                                 LEGAL MATTERS

  The validity of the Securities will be passed upon for EPG by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. If the Securities are being distributed in an underwritten offering, the validity of the Securities will be passed upon for the underwriters by counsel identified in the related Prospectus Supplement.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules of EPG as of December 31, 1995 and 1994, and for the years ended December 31, 1995, 1994, and 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

  The following financial statements and schedules are included or incorporated by reference in the Joint Proxy Statement-Prospectus, which has been filed as an exhibit to the November Current Report, which November Current Report is incorporated by reference in this Prospectus (each of the following capitalized terms has the meaning assigned to it in the Joint Proxy Statement-Prospectus):

    (i) (A) the Businesses of Tenneco Energy, (B) the Businesses of New Tenneco, and (C) the Businesses of Newport News, each of which, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports; and

    (ii) the combined financial statements of Mobil Plastics Division of Mobil Oil Corporation for the period December 29, 1994 to November 17, 1995 and the year ended December 28, 1994 included in the Joint Proxy Statement-Prospectus which was included as an exhibit to the November Current Report, which is incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PRO-SPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OF-FERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                  -----------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
Prospectus Supplement Summary.............................................   S-3
Risk Factors..............................................................   S-9
Use of Proceeds...........................................................  S-10
Capitalization............................................................  S-10
Description of Offered Securities.........................................  S-11
Underwriting..............................................................  S-14
Legal Matters.............................................................  S-14
Unaudited Pro Forma Financial Information.................................  S-15

                                  PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Use of Proceeds...........................................................     4
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed
 Charges and Preferred and Preference Stock Dividend Requirements.........     4
Description of Debt Securities............................................     4
Description of Capital Stock..............................................    12
Plan of Distribution......................................................    15
Legal Matters.............................................................    16
Experts...................................................................    16

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $400,000,000

                          EL PASO NATURAL GAS COMPANY

                        $200,000,000   % NOTES DUE 2003

                     $200,000,000   % DEBENTURES DUE 2026

                          --------------------------

                             PROSPECTUS SUPPLEMENT

                          --------------------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             CHASE SECURITIES INC.

                             GOLDMAN, SACHS & CO.

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                                       , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------